FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2010

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (k)	Public Accounts of Ontario: 2010-2011 Province of Ontario Annual Report and Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

August 23, 2011	By: ______/s/ Irene Stich_______________ ___
Name:       Irene Stich
Title:    Director, Capital Markets Operations
  Capital Markets Division
  Ontario Financing Authority

EXHIBIT INDEX

Exhibit (k):	Public Accounts of Ontario: 2010-2011 Province of Ontario Annual Report and Consolidated Financial Statements

EXHIBIT (k)
Public Accounts of Ontario: 2010-2011 Province of Ontario
Annual Report and Consolidated Financial Statements

[The Ontario Coat of Arms]

Ministry of Finance

PUBLIC ACCOUNTS
of
ONTARIO

2010-2011

Annual Report
and
Consolidated Financial
Statements

To the Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2011, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

/s/  Dwight Duncan
The Honourable Dwight Duncan
Minister of Finance
Toronto, August 2011

TABLE OF CONTENTS

Foreword iii
Introduction 1
Guide to the Public Accounts 3
Annual Report 3
Supporting Volumes 4
Statement of Responsibility 5

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Overview 9
Analysis of 2010–11 results 11
A stronger economy supports revenue growth 11
Investments in services, programs and infrastructure 13
Impact on borrowing and financial position 15
Indicators of financial condition 17
Achieving fiscal balance 18
Working to reduce spending growth 18
Achieving health care savings 20
Improving accountability and transparency 20
Delivering results 22
Investing in education and training 22
Making health care more accessible 23
Working toward a greener future 24
2010–11 interim to Actual results 25

CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report 29
Consolidated Statement of Operations 31
Consolidated Statement of Financial Position 32
Consolidated Statement of Change in Net Debt 33
Consolidated Statement of Change in Accumulated Deficit 34
Consolidated Statement of Cash Flow 35
Notes to the Consolidated Financial Statements 36
Schedules to the Consolidated Financial Statements 59
Glossary 79
Sources of Additional Information 84

FOREWORD

I am pleased to present the Province of Ontario’s Public Accounts for the year 2010–2011.

Throughout this year we saw Ontario turn the corner on the global recession. As economic risks present themselves globally, continued responsible management of Ontario’s economy will be required to ensure we stay on track.

To face the challenges of the global recession, Ontarians worked together to support their friends and neighbours. One such example was in the support we provided to the auto sector — an action that protected hundreds of thousands of Ontario jobs.

Given the sustained, modest growth that is forecast for Ontario’s economy, the McGuinty government will continue to eliminate the deficit while protecting education and health care.

We recognize the need to manage spending prudently. From 2003 until the start of the global recession, average growth in program spending was held below growth in revenues. We chose to reduce the impact of the global recession on Ontario families through short-term stimulus investments that helped create jobs and growth.

We’ve made substantial infrastructure investments over the past two years, when the economy most needed help. This created jobs in the short term while laying the foundation for jobs and opportunities in the long term.

In the 1990s, Ontario’s economic success relied on the low value of the Canadian dollar, low oil prices and the economic strength of our largest trading partner, the United States. These three factors can no longer be counted on — which is why we’re taking action to ensure our children and grandchildren enjoy continued prosperity.

Ontario’s Tax Plan for Jobs and Growth was the single most important step our government could take to increase business investment and job creation. Since July 1, 2010, when the Harmonized Sales Tax came into effect, close to 92,000 new jobs have been created, all of them full-time. Our Tax Plan is providing job creators with the certainty and competitive tax environment that businesses need to invest. It is part of the reason why Ontario’s economy is back on track. According to the Financial Times, Ontario ranked second to California as a destination for foreign direct investment projects in North America in 2010. Relative to population, we were first.

Rising health care costs account for a significant share of the provincial budget. Ontario is on track to meet the targets announced in the 2010 Budget — annual spending growth at the Ministry of Health and Long-Term Care was just over three per cent from 2009–10 to 2010–11. The implementation of Ontario’s Drug Reform Strategy has allowed us to reinvest savings in health care and is also helping Ontario families save money on prescription drugs.

Since 2003, the McGuinty government has delivered public services more efficiently and more effectively than previous governments. We continue to seek new ways to deliver services more efficiently. In 2010–11, more than three-quarters of government ministries spent less money than they were allocated in their budgets.

We will not make reckless, across-the-board cuts that would jeopardize the economic recovery and undermine the services Ontarians need. Instead, we will build on our progress, on reforms announced in the 2011 Budget and on the advice of the Commission on the Reform of Ontario’s Public Services, chaired by Don Drummond, to deliver changes that reduce the deficit while protecting health care and education.

With the economy back on track this year, revenues were in line with expectations. At the same time, our efforts to hold the line on spending and find efficiencies have been working. Our deficit for the 2010–11 fiscal year is $14.0 billion, $5.7 billion lower than projected in the 2010 Budget. This figure is also 43 per cent lower than the 2009–10 deficit of $24.7 billion forecast in the fall of 2009, at the depths of the global recession. At 34.9 per cent, the ratio of net debt to GDP for 2010–11 is significantly better than the 37.2 per cent projected for the year in the 2010 Budget.

Despite this progress, recent developments in Europe and the United States show that risks remain in the global economy. We must continue to be prudent managers of Ontario’s finances to keep the province’s recovery on track.

In the past, by working together, Ontarians created a strong, growing economy. We’re doing that again. We’ve laid out a plan to balance the budget and are overachieving on our targets. The government’s plan is providing businesses with the tools they need to continue growing and to create jobs. Our plan is protecting our schools and hospitals and making Ontario a great place for our children and grandchildren to work and live.

      /s/  Dwight Duncan
The Honourable Dwight Duncan
      Minister of Finance

INTRODUCTION

The Annual Report is a key part of the Public Accounts of the Province of Ontario and a core element of the Province’s financial accountability. This Report outlines Ontario’s financial results, activities and position for the year ending March 31, 2011. It compares actual financial results for the 2010–11 fiscal year to the initial Budget plan set out in March 2010. The Annual Report helps readers to understand the impact of economic conditions and other factors on government finances through the year.

By providing the Budget plan and the results for the year on the same accounting basis, the Public Accounts allow a reader to make a straightforward comparison of expected to actual results. The ability to make this comparison is key to accountability and transparency in financial reporting.

Producing the Public Accounts of Ontario requires the teamwork and cooperation of many staff members across the provincial government and the Ontario public sector. In addition, the Office of the Auditor General plays a critical role in reviewing and reporting on the Province’s financial statements. I would like to thank everyone who was involved in preparing the 2010–11 Public Accounts for their valued contribution.

We welcome your comments on the Public Accounts. Please share your thoughts by email at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of Finance, Second Floor, Frost Building South, 7 Queen’s Park Crescent East, Toronto, ON M7A 1Y7.

      /s/  Murray Lindo
Murray Lindo, CMA
      Acting Assistant Deputy Minister and Provincial Controller
      Ontario Ministry of Finance

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

The Annual Report includes a Financial Statement Discussion and Analysis that explains the Province’s financial and other results, as well as the Consolidated Financial Statements.

The Consolidated Financial Statements are made up of several documents and schedules:

●
The Auditor General’s Report expresses the opinion of the Auditor General as to whether the statements fairly report the activities of the government in accordance with Canadian public sector accounting principles.

●
The Consolidated Statement of Operations reports the annual surplus or deficit from operations in the period. It shows government revenue against the cost of providing programs and services and financing debt. The difference is the annual surplus or deficit. The statement also provides a comparison to the Budget plan.

●
The Consolidated Statement of Financial Position shows the assets of the Province, which are classified as financial or non-financial, against its obligations. The Province’s net debt consists of its obligations less its financial assets. The Province’s accumulated deficit is its net debt less the value of its non-financial assets.

●
The Consolidated Statement of Change in Net Debt shows the impact of financing the annual deficit and investments in capital assets. As well, this statement reflects the annual change in the fair market value of Ontario Nuclear Funds Agreement (ONFA) investments.

●	The Consolidated Statement of Change in Accumulated Deficit shows the impact of the annual deficit and changes in elements of the fair market value of ONFA funds on the Province’s accumulated deficit.

●
The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. Sources of cash include taxation and other revenues, increases in debt and decreases in financial investments, while uses of cash include operating expenses, investments in infrastructure and other assets. The Consolidated Statement of Cash Flow shows the impact of all these activities on the Province’s holdings of cash and cash equivalents over the year.

●
Notes and schedules provide further information on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that reflect the basis on which the Province’s financial statements are prepared, as well as upcoming changes to standards.

Supporting Volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements, which are presented on the accrual basis of accounting, compare the amounts that were appropriated by the Legislative Assembly to actual expenses incurred. The expenses of government organizations, including provincial corporations, boards, commissions, hospitals, school boards and colleges, are not appropriated. However, the impact of these organizations on the government’s finances is reflected in the Consolidated Financial Statements.

Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, and other miscellaneous financial statements.

Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements and Financial Statement Discussion and Analysis are prepared by the Government of Ontario in compliance with legislation and in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

   The Consolidated Financial Statements have been audited by the Auditor General of Ontario and his report appears on page 29 of this document.

/s/ Peter Wallace	/s/ Murray Lindo
Peter Wallace Deputy Minister August 8, 2011	Murray Lindo, CMA Acting Assistant Deputy Minister and Provincial Controller August 8, 2011

FINANCIAL STATEMENT DISCUSSION
AND ANALYSIS

OVERVIEW

2010–11 Actual results against 2010 Budget Table 1 ($ Billions)
	2010 Budget	2010–11 Actual	Change
Revenue	107.1	106.7	(0.4)
Expense
Programs	116.1	111.2	(4.9)
Interest on debt	10.0	9.5	(0.5)
Total Expense	126.1	120.7	(5.4)
Reserve	0.7	–	(0.7)
Annual Deficit	(19.7)7)	(14.0)	(5.7)
Notes:
Budget numbers and related variances may not add due to rounding.
Revenues and expenses in the Budget column have both increased by $0.2 billion from the original presentation to reflect a fiscally neutral reclassification of three government agencies from government business enterprises to other government organizations.
Please see the Consolidated Financial Statements, Note 2 and Schedule 8.

Ontario’s deficit for the 2010–11 fiscal year was $5.7 billion lower than projected in the fiscal plan set out in the 2010 Budget, owing largely to spending that was lower than planned. Continuing economic growth through the year supported government revenues, which were essentially in line with the Budget plan.

The Province is well positioned to continue its good record of financial management. Despite an uncertain global outlook, including weakness in the United States, private-sector economists expect sustained growth for Ontario. As the economy continues to expand, the government is on track to reduce the deficit triggered by the global recession that began in 2008 and eliminate it by 2017–18.

Its plan is to achieve a balanced budget by continuing to reduce the growth in spending. To that end, as outlined in the 2011 Budget, the government aims to reform the way public services are delivered, ensuring they are more efficient and effective. While restraining growth in spending, Ontario will protect education and health care while also building a strong economy and creating jobs.

Since 2003, Ontario’s government has worked to enhance and protect the services on which Ontarians rely. The results are measurable and significant:

●	since 2008–09, all grade 1 to grade 3 classes in Ontario have had 23 or fewer students;

●	performance on standard tests in most areas has improved, in many cases significantly, at every level from Grade 3 through to secondary school;

●	some 1.3 million more people across the province have access to a family doctor today compared to 2003;

●	the national Wait Time Alliance has awarded Ontario the highest marks in the country for reducing surgical wait times; and

●
the government continues to bring the benefits of a clean energy plan to Ontario’s economy, with less coal-burning capacity and more renewable options, to date helping to create 20,000 of a total of 50,000 new clean energy jobs expected by the end of 2012.

Economic recovery is now on track in Ontario, with gross domestic product (GDP) and job levels both above pre-recession levels. The government’s continued focus on financial management will help to achieve its plan to return to fiscal balance.

ANALYSIS OF 2010–11 RESULTS

2010–11 Actual results against Budget Table 2 ($ Billions)
	2010–11 Budget	2010–11 Actual	Change
Revenue
Taxation	71.6	71.2	(0.4)
Government of Canada	23.7	23.0	(0.7)
Income from government business enterprises	4.2	4.6	0.4
Other non-tax revenue	7.6	7.9	0.3
Total Revenue	107.1	106.7	(0.4)
Expense
Health	46.1	44.8	(1.3)
Education (see note below)	22.7	22.4	(0.3)
Postsecondary and training	8.1	7.3	(0.8)
Children’s and social services (see note below)	13.1	13.0	(0.1)
Justice	4.4	4.3	(0.1)
Other programs	21.7	19.4	(2.3)
Total Program Expense	116.1	111.2	(4.9)
Interest on debt	10.0	9.5	(0.5)
Total Expense	126.1	120.7	(5.4)
Reserve	0.7	–	(0.7)
Annual Deficit	(19.7)	(14.0)	(5.7)
Notes:
Budget numbers and related variances may not add due to rounding.
The 2010 Budget plan expense figures have been adjusted for the fiscally neutral transfer of $0.8 billion from the Ministry of Children and Youth Services to the Ministry of Education related to services and programs now provided by the latter ministry.

A stronger economy supports revenue growth

At $106.7 billion, revenues were up by 11 per cent from the previous year, largely reflecting stronger economic performance as Ontario recovered from the severe downturn of 2008 and 2009. With the economy on track, revenues were essentially in line with the forecast of $107.1 billion set out in the 2010 Budget.

Ontario’s economy expanded by 3.0 per cent in 2010, as measured by growth in real GDP, higher than the Ministry of Finance projection of 2.7 per cent set out in the 2010 Budget. In the final quarter of the year, real GDP grew by 0.9 per cent, following gains averaging 0.8 per cent in each of the three previous quarters.

First-quarter results for 2011 showed that the economy grew at a similar pace, increasing by 0.8 per cent and marking the seventh consecutive quarter of expansion. In the first quarter of 2011, Ontario real GDP surpassed the pre-recession level. By July 2011, employment in Ontario was up by 38,800 jobs, or 0.6 per cent, from the level before the recession. The unemployment rate was 7.5 per cent, its lowest level since December 2008.

Consumers and businesses both increased their spending in 2010 and into early 2011 as the recovery took hold. Real consumer spending grew by 3.0 per cent in 2010, after remaining essentially flat in 2009. Business investment in plant and machinery jumped 10.4 per cent, after falling by 18.9 per cent the previous year, and grew by a further 2.3 per cent in the first quarter of 2011. The increase in business investment coincided with the rebound in corporate profits and the introduction of the Harmonized Sales Tax in mid-2010. As well, labour income rose with the job gains.

Throughout the recession, the Province’s investments in key infrastructure projects helped to sustain the economy, preserve jobs and prepare Ontario for continued growth. Capital spending in Ontario by all levels of government increased by 24.7 per cent in 2010 over the previous year. With recovery on track, residential and business spending on housing and other capital assets has picked up as well, and is poised for continuing growth as the stimulus element of public-sector spending tapers off.

Stronger economic activity through the year translated into increases in all major provincial sources of revenue from the previous year. Taxation revenues, at $71.2 billion, were up 9.6 per cent from the previous year. Total taxation revenues were slightly below the forecast in the 2010 Budget, with some individual components lower than expected and others higher.

Significant risks to the economic growth outlook remain, including the state of the U.S. economy and the sovereign debt crisis in Europe. Outlooks for real GDP expansion in the U.S., Ontario’s largest trading partner, have been revised downward in recent months. The U.S. economy’s underlying momentum has been dampened by consumer debt, a weak housing sector, high unemployment and the government’s fiscal situation.

At $23.0 billion, transfers from the government of Canada were $642 million lower than forecast. This reflects a decrease of transfers for infrastructure projects, owing largely to revised timelines for project completion. Federal transfers increased as a share of overall provincial revenues, reflecting in part a major infrastructure stimulus program undertaken with the Province in response to the economic downturn.

Combined net income from investment in government business enterprises was $399 million higher than expected, reflecting in most cases higher revenues and lower operating costs. All other non-tax revenue was $246 million higher. This is largely due to the sale of a portion of the Province’s General Motors shares and the share received by Ontario in 2010–11 of civil settlement agreements with certain tobacco manufacturers related to the movement of contraband tobacco in the early 1990s.

Investments in services, programs and infrastructure

Total program spending in 2010–11 was $4.9 billion lower than forecast in the 2010 Budget. This decrease reflects lower spending than planned in more than three-quarters of provincial ministries. A reason for lower spending in many ministries was new timelines for some infrastructure projects, including economic stimulus projects, which will result in funds being spent in 2011–12 instead of 2010–11.

Key differences in expense between the plan in the 2010 Budget and actual results for the year include:

●
A decrease in health sector expense of $1.3 billion, due mainly to better-than-expected financial results for hospitals, revised plans for the Electronic Health Record project and lower-than-expected spending in several programs, including community services, long-term care and assistive devices.

●
A decline in postsecondary and training sector expense of $788 million due mainly to lower-than-expected demand for labour-market and training programs as a result of the improving economy, and the rescheduling of infrastructure projects.

●	Spending in the education sector that was $358 million below plan owing largely to lower-than-expected school board expense.

●	A net decrease in the children’s and social services sector of $96 million, due mainly to lower-than-expected spending on social assistance as well as ministry operating savings.

●
Expense for the Ministry of Agriculture, Food and Rural Affairs that was $802 million lower than budgeted. This was due to the extension of infrastructure stimulus and lower-than-expected claims against business risk management programs, including crop insurance, because of higher commodity prices and favourable weather conditions.

The 2010 Budget included operating and capital contingency funds totalling $2.0 billion to protect against unforeseen changes in expense. The unspent portion of the funds, amounting to $1.6 billion, was applied to further reducing the projected deficit.

Interest on debt was $481 million lower than forecast, reflecting mainly the impact of lower-than-forecast interest rates and a lower deficit than projected at the time of the 2010 Budget.

In addition to protecting education, health and other key services, Ontario has also addressed the province’s infrastructure challenges. Infrastructure was neglected in the 1980s and 1990s, putting at risk Ontario’s economic competitiveness and quality of life. Since 2003, the Province has invested more than $60 billion in infrastructure to bolster Ontario’s economy, preserve jobs and deliver important services.

Ontario is making its public infrastructure investments more effective by:

●	maintaining the province’s global competitiveness through better highways, bridges and border crossings;

●	providing faster, more affordable and environmentally friendly public transit;

●	expanding and improving colleges and universities to better educate a strong and innovative workforce;

●	creating a wider range of health care options, including long-term and community care, as well as building and upgrading hospitals for acute care needs; and

●
working with cities and towns on their infrastructure, including revitalizing downtowns, helping to maintain and build roads and bridges, improving water, wastewater and stormwater systems, and upgrading cultural and tourist attractions.

Infrastructure expenditures, 2010–11 Table 3 ($ Billions)
Sector	Investment in Capital Assets1	Transfers and Other2	Totals, 2010–11 Actual
Transportation and transit	4.0	0.4	4.4
Health	2.9	0.2	3.1
Education, postsecondary and training	2.0	0.1	2.1
Municipal and other3	1.8	3.8	5.6
Totals	10.7	4.5	15.2
1Includes adjustments for the net book value of assets disposed of during the year, as well as changes in valuation.
2Mainly transfers for capital purposes to municipalities and universities and expenditures for capital repairs. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province’s Consolidated Statement of Operations.
3Includes stimulus spending and one-time adjustment of $0.3 billion for consolidation of a number of agencies.

In response to the global economic downturn, the Province collaborated with the federal government, municipalities and other organizations on a program of additional stimulus spending that started in 2009. Nearly 11,000 stimulus projects were approved and virtually all are expected to be completed by the time the initiative ends. The Ministry of Infrastructure website at www.moi.gov.on.ca features a project tracker that gives details of provincially funded infrastructure projects in Ontario, including stimulus projects.

Infrastructure spending was $1.1 billion lower than the $16.3 billion set out in the 2010 Budget, mainly reflecting the rescheduling of some infrastructure projects, due in part to the extension of the deadline for stimulus spending from March 31, 2011 to October 31, 2011.

Earlier this year, Ontario published its first 10-year plan for infrastructure. The plan, Building Together, responds to the challenges of projected long-term economic, demographic and environmental trends, including a more global and service-oriented economy, a larger, older and more urbanized population, and the effects of a changing climate.

As the plan is implemented over the next decade, the Province expects to continue making major investments in public infrastructure to maintain its economic competitiveness. Transportation and transit, education and health care will continue to be significant priorities. Investments are expected to create and preserve jobs, as well as drive continued economic growth and enhanced quality of life for Ontarians.

Impact on borrowing and financial position

The debt of the Province increased by a net $24.5 billion in 2010–11, rising from $212.1 billion to $236.6 billion. The increase went mainly to financing the deficit and investing in capital infrastructure.

Ontario was able to borrow almost 59 per cent of its requirements in the domestic market, up from 49 per cent in 2009–10, through a combination of syndicated issues, floating rate notes, medium-term notes and Ontario Savings Bonds. This increase in domestic borrowing reflects strong investor demand for Canadian-dollar assets, as well as the liquidity of Ontario benchmark bonds and continuing confidence in the Province of Ontario credit.

Over the year, Ontario was able to extend the term to maturity of its debt and take advantage of the lower interest rate environment. The weighted-average term to maturity of long-term Provincial debt issued in 2010–11 was 12.8 years, longer than the 8.1 years in 2009–10. This allowed the Province to lock in low interest rates for a longer period, reducing refinancing risks and helping offset the impact of expected higher interest rates on the Province’s interest costs.

The following table summarizes how the Province used its net new financing in 2010–11:

Use of new financing by the Province, 2010–11 Table 4 ($ Billions)
Operating deficit and other transactions1:	7.9
Net investment in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges (less proceeds of sale of $0.2 billion):	10.6
Increase in the Province’s cash and investments:	6.2
24.7
Less: Increase in other long-term financing2:	(0.2)
Increase in debt	24.5
1The Province’s operating deficit of $14.0 billion less $6.1 billion reflecting net changes in assets and liabilities that provided cash for operating purposes. See the Consolidated Statement of Cash Flow.
2Including net increase in financing of capital projects through alternative financing and procurement (AFP). These obligations reflect a claim on future government resources.

Net debt, which consists of the Province’s obligations less its financial resources, was $214.5 billion at March 31, 2011. Financial resources, including cash, short-term and other investments, and accounts and loans receivable, amounted to $68.4 billion. At 34.9 per cent, the ratio of net debt to GDP for 2010–11 was significantly better than the 37.2 per cent projected for the year in the 2010 Budget. The fiscal plan projects improvement in the ratio as spending and revenue are brought back into balance.

Ontario also uses financing for infrastructure projects, which steadily increases the tangible capital assets available to provide public services, including hospitals, schools, highways and public transit. The net book value of these assets totalled $69.9 billion at the end of the 2010–11 fiscal year, up from $62.6 billion a year earlier.

The growth in debt is moderating as Ontario begins to return to fiscal balance. Because the total level of outstanding debt is increasing, interest expense is also rising. Although lower than forecast in the Budget plan, interest expense totalled $9.5 billion in 2010–11, up by $761 million from last year. The gradual return to fiscal balance will help to control growth in interest expense.

Indicators of financial condition

The use of ratios helps the public and other users of these statements to assess the financial health of the Province. The levels of and trends in these indicators show the impacts of global economic and other events on the Province’s finances, as well as how the government is responding to these events.

Indicators of financial Table 5
	2008–09	2009–10	2010–11
Interest on debt to revenues	8.8%	9.1%	8.9%
Net debt to revenues	175.0%	202.1%	201.1%
Interest on debt to GDP	1.5%	1.5%	1.5%
Net debt to GDP	29.0%	33.5%	34.9%
Net debt per capita	$13,110	$14,813	$16,238
Federal transfers to total revenues	17.1%	19.4%	21.6%
Tangible capital assets per capita	$4,356	$4,792	$5,294

Such measures as interest on debt to revenues and net debt to revenues show the relationship between the government’s financing program and its revenues. The ratio of interest expense to revenues has been fairly stable over the past three years, showing that the share of revenues used to service debt has not changed dramatically. With economic recovery, the rate of increase in the ratio of net debt to revenues has slowed considerably, indicating that growth in revenues is now more in line with growth in debt.

The ratios of interest expense and net debt to GDP show the level of the government’s commitments to lenders compared to Ontario’s economic resources. The first of these indicators has been stable for the past three years. Net debt to GDP grew at a much slower pace in 2010–11 than the previous year, indicating that GDP is expanding. Continuing the return to fiscal balance should reduce the growth in net debt while GDP continues to grow, with the result that the ratio of net debt to GDP is expected to peak in 2014–15 and then begin declining.

The ratio of federal transfers to total revenues increased to 21.6 per cent in 2010–11. This reflected an increase of roughly 24 per cent in federal transfers, from $18.6 billion in 2009–10 to $23.0 billion in 2010–11. This reflected in part the federal government joining Ontario, the other provinces and the territories in providing short-term stimulus funding during the recession. Another $3.0 billion of federal funding was used by the Province to help Ontarians with the transition to the HST.

The measure of tangible capital assets per capita gives a sense of how much the Province has invested on behalf of each resident in such important public assets as hospitals, schools, college facilities, roads and transit systems. The increase shows the extent to which this infrastructure has been modernized, renewed and updated in recent years.

ACHIEVING FISCAL BALANCE

Working to reduce spending growth

The government has consistently provided support for its key priorities such as education, health and transportation. Its plan to return to fiscal balance will allow investment to grow at a rate that supports key priorities as the deficit is eliminated, as Chart 4 shows.

Returning to a balanced budget will require significantly reduced growth in program expenses. To help achieve this, Ontario has been reviewing activities and introducing reforms, with an increased focus from the fall of 2009. Recent and planned actions include:

●
Meeting and exceeding a five per cent target for reducing the number of classified agencies by combining or eliminating them where functions overlapped, were no longer necessary or could be performed more efficiently by other means.

º	As part of this initiative, the June 2011 merger of Infrastructure Ontario and the Ontario Realty Corporation is expected to save an estimated $5 million a year through lower administrative overhead.

●
Passing legislation to eliminate unnecessary perquisites or “perks” (such as club memberships) in the broader public sector, and introducing new rules on perks for government ministries, agencies and organizations.

●	Saving $30 million and 22,500 hours of travel time last year through better use of technology and tighter rules that have reduced the need for government employees to travel.

●
Saving $65 million over the next five years on information technology (IT) by negotiating lower-cost contracts, centralizing and sharing IT across ministries and reducing the number of government mainframe computers.

●	Saving $15.6 million over the next two years by reducing consumption of paper and use of office equipment.

In the 2011 Budget, the government identified nearly $1.5 billion in planned savings over the next three fiscal years, including requiring major agencies to deliver efficiencies of $200 million by 2013–14.

Other commitments include:

●	reducing funding for executive offices of specific transfer payment recipients and major government agencies by 10 per cent over two years;

●	building on the success of ServiceOntario by exploring alternative service delivery models and opportunities to expand ServiceOntario’s one-stop delivery network to other lines of business; and

●	reducing the size of the Ontario Public Service by 1,500 positions between April 2012 and March 2014, in addition to the five per cent reduction announced in the 2009 Budget.

To put government finances on a sustainable path, the Province is closely examining traditional models of service delivery and exploring new approaches. To provide further advice on reforms, it has established a Commission on the Reform of Ontario’s Public Services to examine long-term, fundamental changes to the way government works. It will explore which areas of service delivery are core to the Ontario government’s mandate and which could be delivered more efficiently by another entity, as well as how to get better value for taxpayers’ money in the delivery of public services.

The Commission will report to the Minister of Finance in time to inform the development of the 2012 Budget. It will not make recommendations that would increase taxes or lead to the privatization of health care or education.

While the Commission does its work, the government will accelerate its efforts to improve value for money. Existing initiatives include:

●
Streamlined tax administration. By harmonizing Ontario’s corporate and retail sales taxes with federal taxes, the Province is on track to save $150 million a year and Ontario businesses are saving more than $635 million a year in compliance costs.

●
Better service delivery. Innovative technology is allowing such services as telemedicine, newborn registration, forms repository, online vehicle registration renewals, tax remittances, park reservations and electronic business registrations to be delivered more efficiently. The government has significantly increased the number and volume of services available online. For example, 99 per cent of Ontario Student Assistance Program applications, 99.8 per cent of Ontario Drug Benefit claims and 87.9 per cent of birth certificate requests are completed online.

Information on both internal expenditure management efforts and the Commission is available through the Ministry of Finance website at www.fin.gov.on.ca.

Achieving health care savings

In the 2010 Budget, the government set a goal of holding annual health sector spending increases to three per cent by 2012–13. The government is on track to do this and maintain the same growth rate into 2013–14, taking into account time-limited investments. Its efforts are reflected in a number of reforms to improve value for money in health care.

●
The government is reducing the time that patients in hospital must wait to move to a long-term care home or other more appropriate setting through increased funding for long-term care homes, home care and other community supports, assisted living services, and mental health and addiction services. These investments will help manage down costly acute care pressures.

●
As a result of the Excellent Care for All Act, 2010, hospitals are now required to develop and post annual quality improvement plans, and the compensation of health care executives is tied to achieving the plans’ targets.

●
The government has been modernizing the Ontario Health Insurance Plan (OHIP) to ensure funding is directed to where medical evidence shows the greatest value without compromising access to services. Since 2010, evidence-based changes to OHIP services have saved the health care system more than $150 million without affecting patient care. Measures include curbing unnecessary testing and promoting procedures that reflect technological advances.

●
Recent reforms to Ontario’s drug system are keeping drugs affordable, which is important because pharmaceuticals have been one of the fastest-growing areas of the health care budget. These reforms are saving about $500 million a year, which is being reinvested back into health care services.

Improving accountability and transparency

Through a number of initiatives, the Province has strengthened its accountability to the public and improved transparency in planning for and reporting on the use of taxpayers’ money:

●
The new Broader Public Sector Accountability Act, 2010, establishes greater financial accountability for a range of organizations across the public sector, including hospitals, school boards, colleges, universities, children’s aid societies and community care access centres, that receive $10 million or more in funding from the Province. The act bans the use of public funds to hire external lobbyists, expands freedom-of-information legislation to cover hospitals, and requires hospitals and Local Health Integration Networks to report and post expenses of senior executives. The act also establishes new rules for procurement and expenses for designated broader public-sector organizations.

●
In line with the Fiscal Transparency and Accountability Act, 2004, the Ministry of Finance released a Pre-Election Report on Ontario’s finances in April 2011. The purpose of the report is to provide a clear understanding of estimated future revenues and expenses and the underlying forecasts and assumptions in advance of the provincial election scheduled for October 2011. As required by the act, the Auditor General reviewed the report. His review is available at www.auditor.on.ca.

Accountability and transparency in public-sector reporting are vital in helping taxpayers and users of financial information assess how public money is used.

Public and private sector accounting standards-setting bodies, both Canadian and international, are currently reviewing and revising their accounting standards, including the conceptual basis on which standards are established. Changes to standards would affect how public entities that are consolidated under the Province’s financial statements account for and report their financial information and might also have an impact on the Province’s financial results.

During this period of transition, the government is taking steps to provide needed clarity to ensure that public entities apply standards appropriately and consistently. The government plans to give direction to certain public entities, as provided for under the Financial Administration Act, to ensure the selection and application of accounting policies that are consistent across public entities, best serve the information needs of users and best represent the economic substance of transactions.

DELIVERING RESULTS

The Ontario government has committed to enhancing existing services and introducing innovative new ones to create measurable improvements in people’s lives in Ontario. Over the past eight years, these investments have raised the quality of life and have helped the Ontario economy and its people to prepare for renewed, sustainable growth.

Investing in education and training

Major investments in knowledge and skills through the primary, secondary and postsecondary educational systems, as well as training and job programs, support prosperity today and in future. The results show the value of these investments.

●
Between 2005–06 and 2009–10, the percentage of Grade 3 students performing at or above the provincial standard on tests administered by the Education Quality and Accountability Office (EQAO) increased by six percentage points in writing and three in mathematics, while reading scores were relatively stable. The percentage of Grade 6 students performing at or above the provincial standard rose by eight percentage points in reading and nine in writing, while math performance was relatively stable. The percentage of Grade 9 students taking academic mathematics who performed at or above the provincial standard jumped by 11 percentage points to 82 per cent over the five years. In 2009–10, 84 per cent of first-time eligible students achieved success in literacy performance. Detailed test results are available on the EQAO website at www.eqao.com.

●
As of September 2010, about 35,000 four- and five-year-olds in nearly 600 schools benefited from full-day kindergarten. It will be offered in an additional 200 schools starting in September 2011, with more locations added each year in line with the government’s plan to put full-day kindergarten in every school by September 2014.

●
The Province’s goal of all primary classes in Ontario having 23 or fewer students was met in 2008–09 and has been maintained every year since. In 2003–04, only 64 per cent had 23 or fewer. Class sizes by school are available at www.edu.gov.on.ca/eng/cst/.

●
Since 2003–04, the high school graduation rate has increased by 13 percentage points, from 68 to 81 per cent. That means about 72,000 more students attained their high school diploma. In addition, more Grade 9 and 10 students are completing all of their courses on time and are on track to graduate. The Province remains committed to achieving a high school graduation rate of 85 per cent.

●
Some 200,000 more students are currently attending postsecondary education and learning a trade than in 2002–03, and 40 per cent of 18 to 24-year-olds are now attending college or university, up from 35 per cent in 2002–03. The number of graduate students at Ontario universities rose by 57 per cent over the same period.

Ontario also helped to make sure that people affected by the economy’s downturn were able to get back to work quickly.

●
The Second Career initiative, which was launched in June 2008, has provided training support to more than 42,000 Ontarians. A recent survey showed that 74 per cent of its graduates found jobs within a year of graduation on average.

Making health care more accessible

The government has built and continues to strengthen a system of health services that people in Ontario can access when and where they are needed — at home, in the community or in hospital. The results show that these efforts are succeeding.

●
The 2011 report card by the Wait Time Alliance gave Ontario straight As for the third consecutive year for reducing wait times for hip, knee, cancer, cataract and cardiac surgeries, making it the highest-performing province. The Alliance also gave Ontario’s wait times website, www.ontario.ca/waittimes, the highest ranking across Canada. It awarded top marks for the quality, reliability and comprehensiveness of the information provided and for the user-friendliness of the site.

●
As part of its plan to reduce emergency room (ER) wait times, the government launched a one-of-a-kind North American initiative that sets targets for reductions, tracks hospital performance and posts monthly local ER data at the www.ontario.ca/waittimes website. Overall wait time fell by 14.3 per cent between April 2008 and June 2011, with the wait time for patients requiring care for more complex problems reduced by 23.2 per cent.

●
In total, 1.3 million more people across the province have access to a family doctor today compared to 2003, as a result of such initiatives as the creation of Family Health Teams. Since 2005, 200 teams have been created, including 42 in Northern Ontario. Teams are made up of a range of health care professionals who work collaboratively to provide comprehensive primary care to almost three million Ontarians.

Making sure Ontario has an adequate number of health care professionals in future is another priority.

●
Nearly 2,900 more doctors are practising in Ontario than in 2003. During this period the growth rate in the number of physicians outpaced population growth, with a resulting rise in physicians per 100,000 residents from 175 to 186.

●
A total of 4,093 government-funded medical residents were in training in 2010–11, compared to 2,269 in 2003–04. In 2011–12, Ontario will have added 260 more first-year medical spaces, an increase of 38 per cent since 2004. The expansion of specialty residency positions will be completed by 2016–17, resulting in an 83 per cent increase in this area since 2003–04.

●	Ontario has supported the creation of more than 11,500 nursing positions in the province since 2003. The Province also guarantees a full-time job opportunity for every new nursing graduate.

Working toward a greener future

Ontario continues to lead the transition to a cleaner energy system, particularly through the Green Energy and Green Economy Act, 2009 and the Long-Term Energy Plan released in November 2010.

●
Since the fall of 2003, more than 2,000 megawatts (MW) of clean electricity from wind, water, sun and bio-based resources have come online. As well, more than 8,000 MW of renewable projects are currently in progress, including an additional 40 new large-scale energy projects announced in February 2011 under Ontario’s innovative feed-in tariff program. These 40 projects represent a total of 872 MW, enough electricity to power more than 200,000 homes.

●
The Province continues progress on its commitment of eliminating coal from Ontario’s supply mix by the end of 2014. In 2010, the Province shut down four coal-fired units, two at Nanticoke and two at Lambton, four years ahead of schedule. Two more units at Nanticoke will be shut down in 2011.

●
Conservation is now a cornerstone of long-term electricity planning and the government’s target in the Long-Term Energy Plan is a 7,100 MW reduction in peak demand and 28 terawatt-hours (TWh) of electricity consumption conservation by 2030.

●
More than 4.6 million smart meters, which monitor electricity time of use, have now been installed across Ontario to encourage consumers to shift consumption to lower-demand times, which can reduce energy costs and strain on the system during demand peaks.

2010–11 INTERIM TO ACTUAL RESULTS

The Province provided interim estimates of results for 2010–11 in the 2011 Budget, tabled in March of this year. The final deficit of $14.0 billion reported for the year represents an improvement of $2.7 billion from the interim estimate of a $16.7 billion deficit.

Comparison of 2010–11 interim and actual Table 6 ($ Billions)
	2010–11 Interim	2010–11 Actual	Change
Revenue
Taxation	71.3	71.2	(0.1)
Government of Canada	23.0	23.0	–
Income from government business enterprises	4.4	4.6	0.2
Other non-tax revenue	7.7	7.9	0.2
Total Revenue	106.4	106.7	0.3
Expense
Programs	113.6	111.2	(2.4)
Interest on debt	9.5	9.5	–
Total Expense	123.1	120.7	(2.4)
Annual Deficit	(16.7)	(14.0)	(2.7)
Notes:
Interim numbers and related variances may not add due to rounding.
A reserve of $0.7 billion included in the fiscal plan in the 2010 Budget was used to reduce the size of the deficit.
Revenues and expenses in the Interim column have both increased by $0.2 billion from the original presentation to reflect a fiscally neutral reclassification of three government agencies from government business enterprises to other government organizations.
Please see the Consolidated Financial Statements, Note 2 and Schedule 8.

Revenues were $0.3 billion higher than reported at interim. This reflected updated information received after the interim estimate was prepared.

Spending on programs was $2.4 billion lower than at the time of the interim estimate. The decline reflected in large part additional information about the expenses of ministries and consolidated entities received after the March 31, 2011 year-end.

CONSOLIDATED

FINANCIAL STATEMENTS

Office of the Auditor General of Ontario
Bureau du vérificateur général de l'Ontario

Independent Auditor's Report

To the Legislative Assembly of the Province of Ontario

I have audited the accompanying consolidated financial statements of the Province of Ontario, which comprise the consolidated statement of financial position as at March 31, 2011, and the consolidated statements of operations, change in net debt, change in accumulated deficit and cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Government of Ontario is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as the Government determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Government, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2011 and the consolidated results of its operations, change in its net debt, change in its accumulated deficit, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Jim McCarter, FCA
Auditor General
Licensed Public Accountant

Toronto, Ontario
August 8, 2011

Province of Ontario Consolidated Statement of Operations
($ Millions)	2010–11 Budget1	2010–11 Actual	2009–10 Actual
Revenues (Schedules 1 and 2)
Personal Income Tax	25,942	23,624	23,393
Sales Tax	19,137	18,813	17,059
Corporations Tax	7,390	8,383	5,615
Education Property Tax	5,316	5,913	5,626
Employer Health Tax	4,701	4,733	4,545
Gasoline and Fuel Taxes	3,018	3,060	2,994
Ontario Health Premium	2,871	2,934	2,763
Other Taxes	3,226	3,687	2,936
Total Taxation	71,601	71,147	64,931
Transfers from Government of Canada	23,683	23,041	18,620
Income from Investment in Government Business Enterprises (Schedule 9)	4,167	4,566	4,195
Other	7,658	7,904	8,047
	107,109	106,658	95,793
Expenses (Schedules 3 and 4)
Health	46,106	44,773	43,159
Education	22,730	22,372	21,432
Children’s and Social Services	13,089	12,993	12,219
Environment, Resources and Economic Development	11,476	10,919	12,273
Interest on Debt	9,961	9,480	8,719
Post-Secondary Education and Training	8,105	7,317	7,038
Justice	4,401	4,270	3,785
General Government and Other	10,231	8,545	6,430
	126,099	120,669	115,055
Reserve	700	–	–
Annual Deficit	(19,690)	(14,011)	(19,262)
1Amounts reported as “Plan” in 2010 Budget, restated for presentation changes. See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2011	2010
Liabilities
Accounts Payable and Accrued Liabilities (Schedule 5)	20,099	17,568
Debt (Note 3)	236,629	212,122
Other Long-Term Financing (Note 5)	9,482	9,316
Deferred Revenue and Capital Contributions (Note 6)	8,039	6,580
Pensions and Other Employee Future Benefits (Note 7)	4,450	4,316
Other Liabilities (Note 8)	4,239	3,728
	282,938	253,630
Financial Assets
Cash and Cash Equivalents	17,572	12,751
Investments (Note 9)	14,117	12,741
Accounts Receivable (Schedule 6)	8,326	8,436
Loans Receivable (Schedule 7)	9,218	8,140
Other Assets	1,625	1,412
Investment in Government Business Enterprises (Schedule 9)	17,569	16,561
	68,427	60,041
Net Debt	(214,511)	(193,589)
Non-Financial Assets
Tangible Capital Assets (Note 10 and Schedule 11)	69,938	62,632
Accumulated Deficit	(144,573)	(130,957)
Contingent Liabilities (Note 12) and Contractual Obligations (Note 13). See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2011	2010
Annual Deficit	(14,011)	(19,262)
Acquisition of Tangible Capital Assets (Schedule 11)	(10,838)	(9,066)
Amortization of Tangible Capital Assets (Schedule 11)	3,412	3,212
Proceeds on Sale of Tangible Capital Assets	209	52
Gain on Sale of Tangible Capital Assets	(89)	(30)
	(7,306)	(5,832)
Increase in Fair Value of Ontario Nuclear Funds (Note 11)	395	1,090
Increase in Net Debt	(20,922)	(24,004)
Net Debt at Beginning of Year	(193,589)	(169,585)
Net Debt at End of Year	(214,511)	(193,589)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)	2011	2010
Accumulated Deficit at Beginning of Year	(130,957)	(112,785)
Annual Deficit	(14,011)	(19,262)
Increase in Fair Value of Ontario Nuclear Funds (Note 11)	395	1,090
Accumulated Deficit at End of Year	(144,573)	(130,957)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2011	2010
Operating Transactions
Annual Deficit	(14,011)	(19,262)
Amortization of Tangible Capital Assets (Schedule 11)	3,412	3,212
Gain on Sale of Tangible Capital Assets	(89)	(30)
Income from Investment in Government Business Enterprises (Schedule 9)	(4,566)	(4,195)
Remittances from Government Business Enterprises (Schedule 9)	3,674	3,379
Increase in Liability for Pensions and Other Employee Future Benefits (Note 7)	134	104
Increase (Decrease) in Deferred Revenue and Capital Contributions (Note 6)	1,459	(170)
Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	2,531	239
Decrease in Other Items	(391)	(3,255)
Cash Applied to Operating Transactions	(7,847)	(19,978)
Capital Transactions
Acquisition of Tangible Capital Assets (Schedule 11)	(10,838)	(9,066)
Proceeds from Sale of Tangible Capital Assets	209	52
Cash Applied to Capital Transactions	(10,629)	(9,014)
Investing Transactions
Increase in Investments (Note 9)	(1,376)	(3,678)
Cash Applied to Investing Transactions	(1,376)	(3,678)
Financing Transactions
Debt Issued	41,442	50,077
Debt Retired	(16,935)	(14,870)
Increase in Other Long-Term Financing	166	537
Cash Provided by Financing Transactions	24,673	35,744
Net Increase in Cash and Cash Equivalents	4,821	3,074
Cash and Cash Equivalents at Beginning of Year	12,751	9,677
Cash and Cash Equivalents at End of Year	17,572	12,751
See accompanying Notes and Schedules to the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises, broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. All BPS organizations are consolidated. However, other government organizations are also consolidated if they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. A listing of consolidated government organizations is provided in Schedule 8.

The activities of organizations that do not meet the materiality thresholds for consolidation are reflected in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 14.

Principles of Consolidation

Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and their net income is shown as a separate item, Income from Investment in Government Business Enterprises, on the Consolidated Statement of Operations.

The assets and liabilities of the BPS organizations are consolidated with those of the Province on a line-by-line basis on the Consolidated Statement of Financial Position. As such, the net debt of hospitals, school boards and colleges is included in the consolidated net debt of the Province. The total annual expenses of these BPS organizations, net of revenues they receive directly from the public, such as tuition fees, patient fees, donations and other recoveries, are included with the consolidated expenses of the Province. The expenses of hospitals are included with Health expenses, school boards with Education expenses, and colleges with Post-Secondary Education and Training expenses on the Consolidated Statement of Operations. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Other government organizations are included on a line-by-line basis with the consolidated assets, liabilities, revenues and expenses of the Province. Where necessary, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. Such uncertainty exists when there could be a material variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty in these financial statements and notes thereto exists in the valuation of pensions and other employee future benefits obligations, the value of tangible capital assets, the estimation of personal income tax, corporations tax and harmonized sales tax revenue accruals, the valuation of the Canada Health Transfer and Canada Social Transfer entitlements, and the valuation of asset-backed term notes.

Uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province’s best estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because of differences between estimated useful lives of the assets and their actual useful lives. Uncertainty related to the accrual for personal income tax, corporations tax and harmonized sales tax revenues arises due to possible subsequent revisions of estimates based on information available in the future related to past-year tax return processing. Uncertainty in the estimation of the Canada Health Transfer and Canada Social Transfer entitlements arises from variances between the estimated and actual Ontario shares of the Canada-wide personal income and corporations tax base and population. The uncertainties relating to the valuation of the Canadian third-party asset-backed term notes arise from the estimation of net realizable value when there is impairment in value other than temporary.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues

Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Deferred capital contributions are amortized into revenue over the estimated useful lives of the related tangible capital assets.

Expenses

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year during which the events giving rise to them occur, provided that the transfer is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

Interest on debt includes: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of benefits, interest on the net benefits liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

Other employee future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Alternative financing and procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency denominated debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purposes of minimizing interest costs and managing risk. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

The liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-end of the pension plans and that of the Province.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the events giving rise to the government’s control of the benefit occur.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Investments include temporary investments, investments in the auto sector, asset-backed term notes and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Investments in the auto sector, asset-backed term notes and portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable include loans to government business enterprises and loans under the student loans program, advanced manufacturing investment program, and the automotive investment strategy fund. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized. External contributions for acquisition of tangible capital assets are recorded as deferred capital contributions and amortized to revenue consistent with the amortization to expense of the related tangible capital assets.

Future Changes in Accounting Standards

In December 2009, PSAB approved a standard mandating that government business enterprises adopt International Financial Reporting Standards (IFRS) in fiscal years beginning on or after January 1, 2011. In October 2010, the CICA decided to allow entities with rate-regulated activities to defer the adoption of IFRS until January 1, 2012. The Province’s Consolidated Financial Statements will be affected by these changes to the extent that government business enterprises are impacted.

At present, IFRS does not address rate-regulated accounting and it is uncertain if and when such standards might be introduced by the International Accounting Standards Board (IASB).  The Ontario government plans to provide direction to certain controlled rate-regulated entities to ensure that the financial reports of these entities follow accounting standards that it believes best represent the economic substance of transactions and best serve the information needs of different users.

The Public Sector Accounting Board (PSAB) has recently approved new not-for-profit accounting standards for government not-for-profit entities, effective for fiscal years beginning on or after January 1, 2012.  As a result, some of the accounting policies and practices followed by government not-for-profit organizations may change.  The Ministry of Finance will continue to consult with consolidated entities and their respective ministries to ensure appropriate choices are made and are applied consistently for these organizations.  The Province’s Consolidated Financial Statement may be affected by these potential changes to the extent the government organizations are impacted.

During 2009–10, PSAB published a new standard related to accounting for Tax Revenue to provide more specific guidance to this revenue stream, and a new standard for Liabilities for Contaminated Sites to provide more specific guidance regarding these types of liabilities. The Tax Revenue standard will apply to fiscal years beginning on or after April 1, 2012, and the Liability for Contaminated Sites standard will apply to fiscal years beginning on or after April 1, 2014. In 2011–12, PSAB released a new standard for financial instruments that will apply to governments for fiscal years beginning on or after April 1, 2015.  The Ministry of Finance is currently assessing these standards and has initiated a process to engage potentially impacted ministries to evaluate the impact of these new and changing standards. The potential future impact of these changes in accounting standards on the Province’s Consolidated Financial Statements is not reasonably determinable at this time.

Also in 2010–11, PSAB released a new standard on Government Transfers that will be effective for fiscal years beginning April 1, 2012.

2.	Accounting and Financial Presentation Changes

During the year, certain government business enterprises were reclassified for financial reporting purposes as other government organizations (see Schedule 8).  As a result, these organizations are now being consolidated on a line-by-line basis with the Province, compared to a modified equity consolidation done in previous years.  This change has had no net impact on the Province’s reported deficit for the year.

3.	Debt

The Province borrows in both domestic and international markets. Debt of $236.6 billion, as at March 31, 2011 (2010, $212.1 billion), is composed mainly of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public-sector pension funds. Debt comprises Debt Issued for Provincial Purposes of $209.4 billion (2010, $184.7 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $27.2 billion (2010, $27.4 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

Debt As at March 31 ($ Millions)						2011	2010
Currency	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Total	Total
Maturing in:
2011							$33,946
2012	$23,547	7,805	–	–	47	$31,399	13,499
2013	7,271	9,493	–	–	550	17,314	17,348
2014	15,366	5,004	163	2,321	1,586	24,440	19,354
2015	11,744	9,060	58	–	720	21,582	21,650
2016	8,589	4,985	1,116	–	1,707	16,397	–
1–5 years	66,517	36,347	1,337	2,321	4,610	111,132	105,797
6–10 years	29,372	7,608	506	6,642	2,256	46,384	36,788
11–15 years	13,571	–	–	–	–	13,571	12,070
16–20 years	12,749	–	–	–	–	12,749	15,602
21–25 years	17,577	–	–	–	–	17,577	9,626
26–452 years	35,216	–	–	–	–	35,216	32,239
Total3, 4	$175,002	43,955	1,843	8,963	6,866	$236,629	$212,122
Debt Issued for Provincial Purposes5	151,594	41,531	1,843	8,784	5,691	209,443	184,684
OEFC Debt	23,408	2,424	–	179	1,175	27,186	27,438
Total	$175,002	43,955	1,843	8,963	6,866	$236,629	$212,122
Effective Interest Rates (Weighted Average)
2011	4.98%	3.17%	1.27%	4.02%	3.72%	4.54%	–
2010	5.00%	2.96%	2.21%	3.95%	4.06%	–	4.58%

1Other currencies comprise Australian dollar, New Zealand dollar, Norwegian krone, UK Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2The longest term to maturity is to June 2, 2054.
3Total foreign currency denominated debt as at March 31, 2011, was $61.6 billion (2010, $48.9 billion). Of that, $59.4 billion or 96.4 per cent (2010, $48.7 billion or 99.5 per cent) was fully hedged to Canadian dollars. The remaining 3.6 per cent (2010, 0.5 per cent) of foreign debt was unhedged as follows: $1.8 billion (2010, $206 million) Japanese yen denominated debt and $477 million (2010, $48 million) Swiss franc denominated debt.
4Total debt includes issues totalling $1.4 billion (2010, $1.4 billion), which have embedded options exercisable by either the Province or the bondholder under specific conditions.
5Debt denominated in Canadian dollars as at March 31, 2011 includes $1.5 billion (2010, $1.0 billion) long-term debt and $3.0 billion (2010, nil) short-term debt purchased and held by the Province.

Debt As at March 31 ($ Millions)	2011	2010
Debt Payable to:
Public Investors	$220,583	$195,116
Canada Pension Plan Investment Fund	10,233	10,233
Public Service Pension Plan Fund	1,403	1,713
Ontario Teachers’ Pension Plan Fund	1,205	1,765
Canada Mortgage and Housing Corporation	696	755
Ontario Public Service Employees Union Pension Fund	667	814
Others1	1,842	1,726
Total	$236,629	$212,122
1Debt Payable to Others is composed of School Board Trust Debt of $779 million (2010, $797 million) and debt of Ontario Immigrant Investor Corporation of $1,063 million (2010, $929 million).

Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2011 was $253.5 billion (2010, $227.1 billion). This is higher than the book value of $236.6 billion (2010, $212.1 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2011, outstanding debentures of $779 million (2010, $797 million) are included in Debt.

4.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of forward foreign exchange contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31, 2011, the respective unhedged levels were 1.04 and nil per cent (2010, 0.10 and nil per cent). For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $20.9 million (2010, $2.3 million) and an increase in Interest on Debt of $4.9 million (2010, $0.6 million).  For every one Swiss rappen decrease versus the Canadian dollar, there would be an increase in debt amount of $5.0 million (2010, $0.5 million) and an increase in Interest on Debt of $0.6 million (2010, $nil). Total foreign exchange gains/losses recognized in the Statement of Operations for 2010–11 were losses of $22 million (2009–10, gains of $30 million).

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial Purposes and OEFC debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent.

As at March 31, 2011, interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt was 8.3 per cent and 13.7 per cent respectively (2010, 11.4 per cent and 16.4 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $220 million (2010, $240 million).

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 9), adjusted for collateral (Note 12), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2011, based on the notional amounts of the contracts.

Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value As at March 31 ($ Millions)								2011	2010
Maturity in Fiscal Year	2012	2013	2014	2015	2016	6-10 Years	Over 10 Years	Total	Total
Swaps:
Interest Rate1	$13,209	$11,998	$10,468	$23,261	$13,082	$24,382	$6,764	$103,164	$91,337
Cross Currency	5,809	11,074	10,681	9,705	7,468	18,223	–	62,960	51,328
Forward Foreign Exchange Contracts	9,558	–	–	–	–	–	–	9,558	9,379
Swaption2	243	–	100	150	–	500	–	993	993
Total	$28,819	$23,072	$21,249	$33,116	$20,550	$43,105	$6,764	$176,675	$153,037
1Includes $2.5 billion (2010, $1.6 billion) of interest rate swaps related to loans receivable held by consolidated entity. 2See glossary for definition.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2011.

Credit Risk Exposure As at March 31 ($ Millions)	2011	2010
Gross Credit Risk Exposure	$3,502	$2,919
Less: Netting	(2,917)	(2,508)
Net Credit Risk Exposure	$585	$411
Less: Collateral Received (Note 12)	(164)	–
Net Credit Risk Exposure (Net of Collateral)	$421	$411

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss including the mitigating impact of these netting provisions.  Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province  mitigated by the collateral received from counterparties.

5.	Other Long-Term Financing

Other long-term financing comprises the total debt of the Broader Public Sector (BPS) and obligations under Alternative Financing and Procurement (AFP) arrangements.

Other Long-Term Financing of $9.5 billion, as at March 31, 2011 (2010, $9.3 billion) includes BPS Debt of $6.0 billion (2010, $6.1 billion), BPS AFP obligations of $2.6 billion (2010, $2.7 billion) and direct provincial AFP obligations of $0.9 billion (2010, $0.5 billion).

6.	Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2011	2010
Deferred Revenue:
Federal Transfers	$574	$737
Vehicle and Driver Licences	639	644
Other	2,354	1,116
Total Deferred Revenue	3,567	2,497
Deferred Capital Contributions - Spent	4,335	3,937
Deferred Capital Contributions - Unspent	137	146
Total Deferred Capital Contributions	4,472	4,083
Total	$8,039	$6,580

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

The Province renewed its long-standing business partnership with Teranet Inc. by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received a $1 billion upfront payment in 2010–11 for the transaction, which is included in Other Deferred Revenue. In addition, beginning in 2017, Teranet will pay the Province annual royalties, estimated to be $50 million in 2017–18 and tied to Teranet’s revenues thereafter.

Deferred Capital Contributions – Spent represents the unamortized balance of donations and federal government capital grants received for the purchase or construction of tangible capital assets. Spent capital contributions are amortized to revenue consistent with the amortization to expense of the related tangible capital assets.

Deferred Capital Contributions – Unspent represents donations and federal government capital grants received but not yet spent for the purchase or construction of tangible capital assets. The amortization of Deferred Capital Contributions to revenue starts once the contributions are spent and the related tangible capital assets are ready for service.

Federal transfers were received by the Province to provide multi-year funding for provincial expenditures. They are recognized as revenue in the periods identified by the federal government in the underlying agreements. Details are provided in the following table:

Deferred Revenue — Federal Transfers ($ Millions)
	Total Transfer Received	Included in Revenue		Revenue Deferred to Future Periods		Deferred Revenue
		2009–10 and prior	2010–11	2011–12	2012–13 and thereafter	As at March 31, 2011
ecoTrust for Clean Air and Climate Change	$586	$586	$–	$–	$–	$–
Community Development Trust	358	238	120	–	–	–
Patient Wait Times Guarantee Trust	205	205	–	–	–	–
Public Transit Capital Trust 2008	195	195	–	–	–	–
Labour Market Agreement	194	194	–	–	–	–
Strategic Highway Infrastructure Fund	168	29	7	7	125	132
Police Officers Recruitment Fund	156	62	31	31	32	63
Border Infrastructure Fund	145	15	5	6	119	125
HPV Immunization Trust	117	117	–	–	–	–
Building Canada Fund	110	–	3	6	101	107
Knowledge Infrastructure Program	105	–	105	–	–	–
Infrastructure Stimulus Fund	68	–	–	2	66	68
Windsor Border Initiatives Implementation Group	52	3	2	2	45	47
Other Federal Transfers	79	27	20	–	32	32
Total	$2,538	$1,671	$293	$54	$520	$574

7.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31 ($ Millions)	2011	2011	2011	2010
	Pensions	Other Employee Future Benefits	Total	Total
Obligation for benefits	$95,431	$12,271	$107,702	$102,392
Less: plan fund assets	(101,221)	(444)	(101,665)	(97,167)
Unamortized actuarial gains	(1,976)	(1,591)	(3,567)	(2,858)
Adjustments1	1,980	–	1,980	1,949
Total	($5,786)	$10,236	$4,450	$4,316
1Adjustments for pensions consist of:
i) differences for amounts reported by the pension plans at December 31, instead of the Province’s year-end of March 31
ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans
iii) unamortized employee contribution reductions for solely sponsored plans
iv) amounts payable by the Province that are reflected as contributions in the pension plan assets.

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2011	2011	2011	2010
	Pensions	Other Employee Future Benefits	Total	Total
Cost of benefits	$1,929	$414	$2,343	$2,232
Amortization of actuarial (gains) losses	(31)	92	61	(211)
Employee contributions	(283)	–	(283)	(251)
Cost of plan amendments	66	–	66	–
Interest (income) expense	(379)	280	(99)	(255)
Adjustments1	(54)	–	(54)	(19)
Total2,3	$1,248	$786	$2,034	$1,496
1Adjustments for Pensions consist of amortization of:
i) the difference between employer and employee contributions for jointly sponsored pension plans
ii) employee contribution reductions for solely sponsored plans.
2Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 3. The Teachers’ Pension expense of $522 million (2009–10, $255 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The Public Service and OPSEU Pension expense of $726 million (2009–10, $536 million) and Other Employee Future Benefits — Retirement Benefits expense of $456 million (2009–10, $413 million) are included in the General Government and Other expense in the Consolidated Statement of Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits — Retirement Benefits expense of $1,182 million (2009–10, $949 million) is disclosed separately in Schedule 4. The remainder of Other Employee Future Benefits expense is included in the relevant ministries’ expenses in Schedule 4.
3The Pensions and Other Employee Future Benefits Expenses for the hospitals, school boards and colleges sectors (except for the Ontario Teachers’ Pension Plan) are not included in the table above. These expenses are included in the Salaries, Wages and Benefits of BPS organizations (Schedule 10) and in the expenses of the BPS ministries (Education, Health and Long-Term Care, and Training, Colleges and Universities) in Schedule 4.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan and the Ontario Teachers’ Pension Plan (OTPP).

These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to eleven per cent of their salaries to these plans. The Province matches these contributions.

Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years. The Province contributed $1,318 million to OTPP in 2010–11 (2009–10, $1,246 million), $385 million (including a $147 million special payment) to PSPP (2009–10, $240 million including a $4 million special payment) and $184 million to OPSEU Pension Plan (2009–10, $157 million). During calendar year 2010, OTPP paid benefits, including transfers to other plans, of $4.5 billion (2009, $4.4 billion), PSPP paid $904 million (2009, $914 million) and OPSEU Pension Plan paid $622 million (2009, $718 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers’ Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

The government’s best estimate of the long-term annual inflation rate used in the pension and other employee future benefits calculations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 3.5 per cent; and the discount rate and expected rate of return on pension plan assets are 6.75 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over the expected average remaining service life of the employees of 10.9 to 13.9 years.

The Province is also responsible for sponsoring the Ontario Teachers’ Retirement Compensation Arrangement and the Public Service Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

Pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP).

HOOPP is a multi-employer pension plan covering employees of Ontario’s healthcare community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Board of Trustees, the Ontario College Application Services and the Ontario College Library Services. Both of these plans are contributory defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers, and by investment earnings.

Expenses for HOOPP of $938 million (2009–10, $956 million) and CAATPP of $184 million (2009–10, $153 million) are included in the Salaries, Wages and Benefits expenses of the hospital and colleges sectors respectively (Schedule 10) and in the expenses of the related ministries (Schedule 4). The related liabilities are included in the Pensions and Other Employee Future Benefits liability on the Consolidated Statement of Financial Position.

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The liability for non-pension retirement benefits of $5.3 billion as at March 31, 2011 (2010, $4.9 billion) is included in the Other Employee Future Benefits Liability. The expense for 2010–11 of $456 million (2009–10, $413 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS expense of $684 million in 2010–11 (2009–10, $652 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the non-pension retirement benefits calculation for 2010–11 is 5.2 per cent (2009–10, 5.3 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2010–11 ranges from 4.5 per cent to 5.0 per cent.

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability. For employees who have completed five years of service, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. The total post-employment benefits liability of $4.9 billion as at March 31, 2011 (2010, $4.6 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense for 2010–11 of $330 million (2009–10, $292 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS total post-employment benefits expense of $656 million for 2010–11 (2009–10, $598 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2010–11 is 4.6 per cent (2009–10, 4.8 per cent).

The discount rate used by BPS organizations in the post-employment benefits for 2010–11 ranges from 4.25 per cent to 4.75 per cent.

8.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2011	2010
Power Purchase Contracts	1,519	1,858
Other Funds and Liabilities	2,720	1,870
Total	$4,239	$3,728

Power Purchase Contracts

Power supply contracts include both power purchase contracts and power supply support agreements. Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, Ontario Electricity Financial Corporation (OEFC), a consolidated government organization, is the counterparty to these contracts. The contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price. Accordingly, a liability was recorded at $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999.

Under legislated reforms to the electricity market, OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005 and no longer incurs losses on these contracts. At that time, it was estimated that the bulk of the liability would be eliminated over 12 years as existing electricity contracts expired. The decrease in the liability for power purchase contracts for 2010–11 was $339 million (2009–10, $348 million). This results in a liability of $1.5 billion as at March 31, 2011 (2010, $1.9 billion).

In addition, effective January 1, 2009, OEFC entered into a support contract with Ontario Power Generation Inc. (OPG) whereby OPG agreed to maintain the reliability and availability of Lambton and Nanticoke coal-fired stations following implementation of a greenhouse gas emissions-reduction strategy. Under the contract, OEFC agreed to ensure OPG would recover the actual costs of operating the stations after implementing this strategy. Any costs to OEFC under this agreement, which expires December 31, 2014, are fully recovered from electricity ratepayers.

During the year ended March 31, 2011, OEFC’s cost under power supply contracts (included in Schedules 1, 3 and 4) totalled $1,288 million (2009–10, $1,409 million), including purchases of power from NUGs of $1,021 million (2010, $954 million) and OPG support contract costs of $267 million (2010, $455 million). All of these costs were fully recovered from electricity ratepayers (as shown in Schedules 1, 3 and 4).

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service and the Deputy Ministers’ Supplementary Benefit Accounts and externally restricted funds.

9.	Investments

Investments As at March 31 ($ Millions)	2011	2010
Temporary Investments	$10,154	$5,954
Add: Assets Purchased under Resale Agreements	3,146	4,384
Less: Assets Sold under Repurchase Agreements	(2,590)	(1,306)
Total Temporary Investments	$10,710	$9,032
Auto Sector Investments at Net Realizable Value	830	1,347
Other Investments	2,130	1,904
Asset-Backed Term Notes	447	458
Total Investments	$14,117	$12,741

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2011, is $10.7 billion (2010, $9.0 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Investments in the Auto Sector

In 2009, the Province committed to provide one-third of the total Canadian financial assistance, to a maximum of $4.8 billion, as part of a co-ordinated response with the Canadian and U.S. federal governments to support the restructuring of the North American automotive industry. The Province’s one-third interest was initiated through a Loan Participation Agreement with Export Development Canada (EDC), a federal Crown corporation. Interest-bearing loans of $13.7 billion were issued by the Canadian government through EDC, of which the Province’s interest in the loans issued was $4.6 billion.

During 2010, EDC agreed to transfer $9.1 billion of the $13.7 billion of outstanding loans to the Canada Development Investment Corporation (CDIC), another federal Crown corporation, through a transfer agreement for nominal consideration. These loans were exchanged by CDIC for common and preferred shares of the borrower. The rights of the Province to a one-third interest in the proceeds of these shares are governed under Memoranda of Understanding between the Canadian government and the Province.

The Province has accounted for its participative interests in the auto sector as investments in these financial statements. During the year, $517 million was realized through a combination of repayments received and the disposition of equity holdings, resulting in an ending balance of $830 million as at March 31, 2011 (2010, $1,347 million).

Asset-Backed Term Notes

On January 21, 2009, the restructuring of the frozen Canadian third-party asset-backed commercial paper (ABCP) was completed.  Upon completion, the Province received long-term notes issued by the Master Asset Vehicle (MAV).  In 2010–11, the Province received $11 million in principal repayment.  Under the terms of this agreement the Province, along with the federal government, Alberta and Quebec, provided assistance to the ABCP restructuring efforts through a Senior Funding Facility (SFF). Ontario’s contribution to the SFF was $250 million. No funding was ever called upon pursuant to this facility, which matured in August 2010.

As at March 31, 2011, the Province held $585 million (2010, $610 million) in restructured long-term notes that were issued by the MAV in 2009 as a result of the restructuring of the ABCP.  As at March 31, 2011, the Province held MAV notes with an estimated net realizable value of $447 million (2010, 458 million).   In 2010–11, the Province received $11 million in principal repayment, and $14 million in principal was cancelled.

Other Investments

Other investments represent the investments of BPS organizations. These investments primarily consist of fixed income securities. The fair value of these investments approximates book value.

10.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)	2011	2010
	Net Book Value	Net Book Value
Land	$9,585	$8,765
Buildings	39,706	35,776
Transportation Infrastructure	14,406	12,381
Machinery and Equipment	2,378	2,312
Information Technology	852	885
Other	3,011	2,513
Total1	$69,938	$62,632
1 See Schedule 11 Tangible Capital Assets for additional information.

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and construction in progress.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2010–11 totalled $3.4 billion, of which $1.2 billion (2009–10, $1.1 billion) relates to the Province and $2.2 billion (2009–10, $2.1 billion) relates to the BPS. The latter expense is included under the BPS expense reported on Schedule 10. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings                                                   20 to 40 years

Transportation Infrastructure                     10 to 60 years

Machinery and Equipment                         3 to 30 years

Information Technology                             3 to 6 years

Other                                                     3 to 25 years

11.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management. Effective January 1, 2007, OPG adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants on the recognition and measurement of financial instruments. As a result, the ONFA Funds are carried at fair value in OPG’s financial statements.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2010–11 of $0.4 billion (unrealized gains in 2009–10, $1.1 billion) that resulted in an increase in Investment in Government Business Enterprises, and a corresponding decrease in Net Debt and Accumulated Deficit.

12.	Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2011 was $773 million (2010, $826 million). The outstanding loans guaranteed and other contingencies amounted to $631 million as at March 31, 2011 (2010, $734 million). A provision of $16 million (2010, $26 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

Ontario Nuclear Funds Agreement (ONFA)

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, effective March 1, 2010, relates to the portion of the decommissioning and waste management obligations not funded by the value of the segregated funds as at January 1, 2009. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Mortgage and Housing Corporation.

At March 31, 2011, there were $7.1 billion (2010, $7.4 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown of which 69 (2010, 69) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Collateral

The Province has entered into repurchase agreements of securities and collateral agreements with certain derivatives counterparties. Under the terms of those agreements, as is usual and customary, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2011, the Province pledged assets in the carrying amount of $1.9 billion (2010, $1.3 billion), which are included in Investments.

13.	Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2011	2010	2012	2013	2014	2015	2016	2017 and thereafter
Transfer Payments	$14,272	$12,192	$3,777	$2,466	$2,094	$1,712	$1,614	$2,609
Alternative Financing Contracts	14,175	4,674	896	1,709	1,275	1,567	683	8,045
Ontario Power Generation	9,517	10,071	1,554	1,319	658	555	976	4,455
Leases	3,744	3,149	380	348	303	269	227	2,217
Construction Contracts	2,085	2,808	1,411	526	130	10	8	–
Other	6,355	4,413	3,322	1,259	408	317	265	784
Total Contractual Obligations	$50,148	$37,307	$11,340	$7,627	$4,868	$4,430	$3,773	$18,110

Ontario Power Generation Inc.’s contractual obligations include future contributions under ONFA of $1.5 billion, long-term debt repayment obligations of $4.2 billion and fuel supply agreements of $0.9 billion.

In November 2009, the Pan American Sports Organization selected the City of Toronto to host the 2015 Pan/Parapan American Games. The Province has made a commitment to contribute $500 million towards the Games, most of which is included in the Transfer Payments in the above table. The Province has also provided a financial guarantee to cover costs in excess of the aggregate agreed contribution to the Games by all parties. Any future cost associated with this guarantee is undeterminable as at March 31, 2011.

The Province has entered into a number of multiple-year alternative financing contracts for the construction of assets and delivery of services.  The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

14.	Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

Workplace Safety and Insurance Board As at December 31 ($ Millions)	2010	2009
Assets	$16,638	$15,541
Liabilities	28,993	27,292
Unfunded Liability	(12,355)	(11,751)
Revenues	4,812	5,063
Expenditures	5,416	5,345
Deficit	(604)	(282)
Unfunded Liability, Beginning of Year	(11,751)	(11,469)
Unfunded Liability, End of Year	($12,355)	($11,751)

Other Trust Funds As at March 31, 2011 ($ Millions)
	Assets	Liabilities	Fund Balance (Unfunded Liability)
The Public Guardian and Trustee for Province of Ontario	1,496	51	1,445
Motor Vehicle Accident Claims Fund	66	229	(163)
Pension Benefits Guarantee Fund	668	674	(6)
As at December 31, 2010	Assets	Liabilities	Fund Balance
Deposit Insurance Corporation of Ontario	120	34	86

Unfunded liabilities of trusts under administration are not included in the Province’s consolidated financial statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

15.	Comparative Figures

The comparative figures have been reclassified as necessary to conform to the 2011 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedule 1	Revenues by Source	60

Schedule 2	Revenues by Sector	62

Schedule 3	Expenses by Sector	64

Schedule 4	Expenses by Ministry	66

Schedule 5	Accounts Payable and Accrued Liabilities	67

Schedule 6	Accounts Receivable	67

Schedule 7	Loans Receivable	68

Schedule 8	Government Organizations	69

Schedule 9	Government Business Enterprises	74

Schedule 10	Broader Public Sector Organizations	76

Schedule 11	Tangible Capital Assets	76

Province of Ontario Schedule 1: Revenues by Source
($ Millions)	2010–11 Budget1	2010–11 Actual	2009–10 Actual
Taxation
Personal Income Tax	25,942	23,624	23,393
Sales Tax	19,137	18,813	17,059
Corporations Tax	7,390	8,383	5,615
Education Property Tax	5,316	5,913	5,626
Employer Health Tax	4,701	4,733	4,545
Ontario Health Premium	2,871	2,934	2,763
Gasoline Tax	2,366	2,358	2,336
Land Transfer Tax	1,023	1,247	1,015
Tobacco Tax	966	1,160	1,083
Fuel Tax	652	702	658
Beer and Wine Tax2	414	397	–
Electricity Payments-In-Lieu of Taxes	481	321	516
Other Taxes	342	562	322
	71,601	71,147	64,931
Transfers from Government of Canada
Canada Health Transfer	10,217	10,184	9,791
Canada Social Transfer	4,327	4,330	4,204
Federal Transition Assistance	3,000	3,000	–
Infrastructure Programs	2,146	1,712	990
Equalization Payments	972	972	347
Labour Market Development Agreement	811	814	803
Social Housing	487	493	498
Indian Welfare Services Agreement	198	207	212
Labour Market Agreement	194	194	271
Community Development Trust	120	120	119
Strategic Training and Transition Fund	101	104	103
Wait Times Reduction Fund	97	97	97
Bilingualism Development	81	91	87
Federal Capital Tax Incentive	47	86	33
Labour Market Agreement for Persons with Disabilities	76	76	76
Youth Criminal Justice	65	65	66
Legal Aid Criminal	50	53	52
ecoTrust for Clean Air and Climate Change	–	–	196
Public Transit Capital Trust 2008	–	–	98
Patient Wait Times Guarantee	–	–	69
Other	694	443	508
	23,683	23,041	18,620

Province of Ontario Schedule 1: Revenues by Source (cont’d)
($ Millions)	2010–11 Budget1	2010–11 Actual	2009–10 Actual
Income from Investment in Government Business Enterprises (Schedule 9)	4,167	4,566	4,195
Other
Power Supply Contract Recoveries (Note 8)	1,385	1,288	1,409
Vehicle and Driver Registration Fees	1,067	1,080	1,057
Sales and Rentals	673	1,015	647
Electricity Debt Retirement Charge	916	944	907
Other Fees and Licences	749	715	717
Net Reduction of Power Purchase Contracts (Note 8)	339	339	348
Local Services Realignment	367	319	673
Beer and Wine Fees2	115	181	451
Royalties	195	145	228
Independent Electricity System Operator Revenue	149	121	120
Miscellaneous	1,703	1,757	1,490
	7,658	7,904	8,047
Total Revenues	107,109	106,658	95,793
1 Amounts reported as “Plan” in 2010 Budget.
2 Beer and Wine Tax replaces Beer and Wine Fees (previously reported as Liquor Licence Board of Ontario Revenues) and the reduced sales tax on alcohol. This is a presentation change.

Province of Ontario Schedule 2: Revenues by Sector
Sectors	Health1		Education2		Children’s and Social Services3		Environment, Resources and Economic Development4
For the year ended March 31 ($ Millions)	2011	2010	2011	2010	2011	2010	2011	2010
Revenues
Taxation (Schedule 1)	–	–	–	–	–	–	3	1
Transfers from Government of Canada (Schedule 1)	215	124	71	71	307	314	1,987	1,541
Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	1,048	831
Other (Schedule 1)	169	226	19	15	275	645	3,379	2,679
Total	384	350	90	86	582	959	6,417	5,052
1Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion and Sport.
2Includes the activities of the Ministry of Education.
3Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
4Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development and Trade, Energy, Environment, Infrastructure, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development, Mines and Forestry, Research and Innovation, Tourism and Culture, and Transportation.

Post-Secondary Education and Training5		Justice6		General Government and Other7		Total
2011	2010	2011	2010	2011	2010	2011	2010

–	–	–	–	71,144	64,930	71,147	64,931
1,488	1,410	143	108	18,830	15,052	23,041	18,620
–	–	–	–	3,518	3,364	4,566	4,195
58	31	687	647	3,317	3,804	7,904	8,047
1,546	1,441	830	755	96,809	87,150	106,658	95,793
5Includes the activities of the Ministry of Training, Colleges and Universities.
6Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
7Includes the activities of the Ministries of Government Services, Finance, Revenue, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.

Province of Ontario Schedule 3: Expenses by Sector1
Sectors	Health2		Education3		Children’s and Social Services4		Environment, Resources and Economic Development5
For the year ended March 31 ($ Millions)	2011	2010	2011	2010	2011	2010	2011	2010
Expenses
Transfer Payments	44,207	42,168	30,039	21,029	12,256	11,495	5,950	4,726
Interest on Debt	–	–	–	–	–	–	–	–
Salaries and Wages	576	528	188	176	448	432	1,679	1,526
Services	779	785	116	116	147	157	1,286	1,191
Pensions and Employee Future Benefits (Note 7)	7	8	522	227	7	8	11	11
Power Supply Contract Costs (Note 8)	–	–	–	–	–	–	–	–
Amortization of Tangible Capital Assets	65	55	8	14	–	–	993	895
Employee Benefits	97	80	29	57	69	70	297	268
Supplies and Equipment	304	274	9	10	16	18	218	187
Transportation and Communication	166	183	17	16	22	20	99	90
Impact of Broader Public Sector Organizations on Provincial Expenses (Schedule 10)	(1,488)	(976)	(8,574)	(231)	–	–	–	–
Other	60	54	18	18	28	19	386	3,379
Total10	44,773	43,159	22,372	21,432	12,993	12,219	10,919	12,273
1The information in the sectors columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.
2Includes the activities of the Ministries of Health and Long-Term Care, and Health Promotion and Sport.
3Includes the activities of the Ministry of Education. In fiscal 2011, the Education Transfer Payments to School Boards and the Impact on Provincial Expenses includes a one-time capital debt support grant accrual of $7,732 million.
4Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
5Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development and Trade, Energy, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development, Mines and Forestry, Research and Innovation, Tourism and Culture, Transportation, and Auto Sector expense.

Post-Secondary Education and Training6		Justice7		General Government and Other8		Interest on Debt9		Total
2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

7,451	7,208	291	292	4,360	1,756	–	–	104,554	88,674
–	–	–	–	–	–	9,480	8,719	9,480	8,719
95	97	2,025	1,970	1,038	1,010	–	–	6,049	5,739
59	40	803	787	(76)	108	–	–	3,114	3,184
–	–	17	17	1,470	1,225	–	–	2,034	1,496
–	–	–	–	1,288	1,409	–	–	1,288	1,409
1	–	6	4	153	117	–	–	1,226	1,085
14	14	262	251	28	40	–	–	796	780
2	3	177	168	69	75	–	–	795	735
5	5	68	83	28	17	–	–	405	414
(343)	(372)	–	–	–	–	–	–	(10,405)	(1,579)
33	43	621	213	187	673	–	–	1,333	4,399
7,317	7,038	4,270	3,785	8,545	6,430	9,480	8,719	120,669	115,055
6Includes the activities of the Ministry of Training, Colleges and Universities.
7Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
8Includes the activities of the Ministries of Government Services, Infrastructure, Finance (except for Auto Sector expense), Revenue, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.
9Includes the activities related to the management of debt of the Province.
10 The comparative figures have been reclassified to conform to the 2011 presentation.

Province of Ontario Schedule 4: Expenses by Ministry
($ Millions)	2010–11 Budget1	2010–11 Actual	2009–10 Actual
Aboriginal Affairs	76	71	67
Agriculture, Food and Rural Affairs	3,195	2,393	1,910
Attorney General	1,710	1,660	1,584
Board of Internal Economy	195	194	187
Children and Youth Services	3,826	3,837	3,590
Citizenship and Immigration	112	106	101
Community and Social Services	9,263	9,156	8,629
Community Safety and Correctional Services	2,691	2,610	2,201
Consumer Services	60	56	57
Economic Development and Trade	350	267	223
Education	22,205	21,850	21,177
Teachers' Pension (Note 7)	525	522	255
Energy and Infrastructure2	883	754	292
Environment	525	507	397
Executive Offices	33	32	34
Finance	652	496	491
Auto Sector	–	–	3,022
Contingency Fund3	1,840	–	–
Interest on Debt	9,961	9,480	8,719
Municipal Partnership Fund	646	684	781
Pension Benefit Guarantee Fund	–	–	500
Power Supply Contract Costs (Note 8)	1,385	1,288	1,409
Government Services	1,102	971	1,106
Public Service/OPSEU Pension and Other Employee Future Benefits (Note 7)	1,102	1,182	949
Health and Long-Term Care	45,352	44,089	42,730
Health Promotion and Sport	754	684	429
Labour	192	187	179
Municipal Affairs and Housing	1,346	1,392	1,279
Natural Resources	622	690	639
Northern Development, Mines and Forestry	857	823	653
Office of Francophone Affairs	5	5	5
Research and Innovation	412	349	338
Revenue	4,204	3,939	1,129
Tourism and Culture	793	815	668
Training, Colleges and Universities	8,105	7,317	7,038
Transportation	2,295	2,263	2,287
Year-End Savings4	(1,175)	–	–
Total Expenses	126,099	120,669	115,055
1Amounts reported as “Plan” in 2010 Budget, except for changes to reflect ministry reorganization.
2Ministry of Energy and Ministry of Infrastructure have been combined as Energy and Infrastructure for reporting purposes.
3See glossary for definition.
4For Budget purposes, these items were not allocated to individual ministries.

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities
As at March 31 ($ Millions)	2011	2010
Transfer Payments	5,686	4,746
Interest on Debt	3,779	3,460
Salaries, Wages and Benefits	2,191	2,163
Liability for CRA1 Overpayment	399	532
Other	8,044	6,667
Total Accounts Payable and Accrued Liabilities	20,099	17,568
1CRA – Canada Revenue Agency.

Province of Ontario Schedule 6: Accounts Receivable
As at March 31 ($ Millions)	2011	2010
Taxes	4,624	5,617
Transfer Payments1	1,045	1,016
Other Accounts Receivable2	2,658	2,029
	8,327	8,662
Less: Allowance for Doubtful Accounts3	(1,729)	(1,786)
	6,598	6,876
Government of Canada	1,728	1,560
Total Accounts Receivable	8,326	8,436
1The transfer payment receivable consists primarily of recoverables of $818 million (2010, $725 million) for the Ontario Disability Support Program – Financial Assistance.
2Other Accounts Receivable includes trade receivable.
3The allowance for doubtful accounts includes a provision of $732 million (2010, $640 million) for the Ontario Disability Support Program – Financial Assistance .

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2011	2010
Government Business Enterprises1	4,018	3,912
Municipalities2	3,299	2,550
Students3	2,408	2,277
Industrial and Commercial4	514	415
Pension Benefit Guarantee Fund5	253	264
Universities6	27	127
Other	77	61
	10,596	9,606
Unamortized Concession Discounts7	(371)	(383)
Allowance for Doubtful Accounts8	(1,007)	(1,083)
Total Loans Receivable	9,218	8,140
1Loans to government business enterprises bear interest at rates of 1.41 per cent to 6.65 per cent (2010, 2.40 per cent to 6.65 per cent).
2Loans to municipalities bear interest at rates up to 8.00 per cent (2010, 8.00 per cent).
3Loans to students bear interest at rates of 2.00 per cent to 3.00 per cent (2010, 2.25 per cent to 2.50 per cent).
4Loans to industrial and commercial enterprises bear interest at rates up to 8.01 per cent (2010, 7.95 per cent).
5The loan to the Pension Benefit Guarantee Fund is interest-free.
6Loans to universities are mortgages bearing interest at rates of 9.17 per cent to 11.04 per cent (2010, 5.88 per cent to 11.04 per cent).
7Unamortized concession discounts related to loans made to municipalities of $114 million (2010, $123 million), loans to the Pension Benefit Guarantee Fund of $124 million (2010, $129 million), and loans to industrial and commercial enterprises of $133 million (2010, $131 million).
8Allowance for doubtful accounts related to loans to students of $657 million (2010, $758 million), municipalities of $158 million (2010, $158 million), industrial and commercial enterprises and other of $63 million (2010, $32 million), and the Pension Benefit Guarantee Fund of $129 million (2010, $135 million).

Repayment Terms	Principal Repayment ($ Millions)
Years to Maturity	2011	2010
1 year	986	1,623
2 years	598	434
3 years	188	626
4 years	515	514
5 years	371	617
1–5 years	2,658	3,814
6–10 years	3,272	1,576
11–15 years	429	572
16–20 years	1,048	1,246
21–25 years	802	394
Over 25 years	284	134
Subtotal	8,493	7,736
No fixed maturity	2,103	1,870
Total	10,596	9,606
Province of Ontario Schedule 8: Government Organizations
Government Business Enterprises1	Responsible Ministry
Hydro One Inc.	Energy
Liquor Control Board of Ontario	Finance
Ontario Lottery and Gaming Corporation	Finance
Ontario Power Generation Inc.	Energy
Other Government Organizations1	Responsible Ministry
Agricorp	Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs
Algonquin Forestry Authority2	Natural Resources
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
eHealth Ontario	Health and Long-Term Care
Forest Renewal Trust3	Natural Resources
Independent Electricity System Operator	Energy
Legal Aid Ontario	Attorney General
Local Health Integration Networks	Health and Long-Term Care
Central East Local Health Integration Network	Health and Long-Term Care
Central Local Health Integration Network	Health and Long-Term Care
Central West Local Health Integration Network	Health and Long-Term Care
Champlain Local Health Integration Network	Health and Long-Term Care
Erie St. Clair Local Health Integration Network	Health and Long-Term Care
Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care
Mississauga Halton Local Health Integration Network	Health and Long-Term Care
North East Local Health Integration Network	Health and Long-Term Care
North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care
North West Local Health Integration Network	Health and Long-Term Care
South East Local Health Integration Network	Health and Long-Term Care
South West Local Health Integration Network	Health and Long-Term Care
Toronto Central Local Health Integration Network	Health and Long-Term Care
Waterloo Wellington Local Health Integration Network	Health and Long-Term Care
Metrolinx	Transportation
Metropolitan Toronto Convention Centre	Tourism and Culture
Niagara Parks Commission2	Tourism and Culture
Northern Ontario Heritage Fund Corporation	Northern Development, Mines and Forestry
Ontario Agency for Health Protection and Promotion	Health and Long-Term Care
Ontario Arts Council3	Tourism and Culture
Ontario Capital Growth Corporation	Research and Innovation
Ontario Clean Water Agency2	Environment
Ontario Educational Communications Authority	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority	Education
Ontario Immigrant Investor Corporation	Economic Development and Trade
Ontario Infrastructure Projects Corporation (Infrastructure Ontario)	Infrastructure
Ontario Mortgage and Housing Corporation	Municipal Affairs and Housing
1  The most recent audited financial statements of these organizations are included in Volume 2, Public Accounts of Ontario.
    2   Algonquin Forestry Authority, Niagara Parks Commission and Ontario Clean Water Agency no longer meet the criteria for classification as government business enterprises.
3   The organization was consolidated for the first time in fiscal year 2010–11.

Province of Ontario Schedule 8: Government Organizations
Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
Ontario Northland Transportation Commission	Northern Development, Mines and Forestry
Ontario Place Corporation	Tourism and Culture
Ontario Power Authority	Energy
Ontario Racing Commission	Finance
Ontario Realty Corporation	Infrastructure
Ontario Science Centre	Tourism and Culture
Ontario Securities Commission	Finance
Ontario Student Loan Trust	Training, Colleges and Universities
Ontario Tourism Marketing Partnership Corporation	Tourism and Culture
Ontario Trillium Foundation	Tourism and Culture
Ornge	Health and Long-Term Care
Ottawa Convention Centre3	Tourism and Culture
Royal Ontario Museum	Tourism and Culture
Toronto Area Transit Operating Authority	Transportation
Waterfront Toronto	Infrastructure
Broader Public Sector Organizations
Public Hospitals – Ministry of Health and Long-Term Care
Alexandra Hospital Ingersoll
Alexandra Marine & General Hospital
Almonte General Hospital
Anson General Hospital
Arnprior and District Memorial Hospital
Atikokan General Hospital
Baycrest Centre for Geriatric Care
Bingham Memorial Hospital
Blind River District Health Centre
Bluewater Health
Brant Community Healthcare System
Bridgepoint Hospital
Brockville General Hospital
Bruyere Continuing Care Inc
Cambridge Memorial Hospital
Campbellford Memorial Hospital
Carleton Place and District Memorial Hospital
Casey House Hospice
Chatham-Kent Health Alliance
Children's Hospital of Eastern Ontario
Clinton Public Hospital
Collingwood General and Marine Hospital
Cornwall Community Hospital
Credit Valley Hospital
Deep River and District Hospital Corporation
Dryden Regional Health Centre
Englehart and District Hospital
Espanola General Hospital
Four Counties Health Services
Georgian Bay General Hospital
Geraldton District Hospital
Grand River Hospital

Grey Bruce Health Services
Groves Memorial Community Hospital
Guelph General Hospital
Haldimand War Memorial Hospital
Haliburton Highlands Health Services Corporation
Halton Healthcare Services Corporation
Hamilton Health Sciences Corporation
Hanover & District Hospital
Headwaters Health Care Centre
Holland Bloorview Kids Rehabilitation Hospital
Hôpital Général de Hawkesbury and District General Hospital Inc.
Hôpital Glengarry Memorial Hospital
Hôpital Montfort
Hôpital Notre Dame Hospital (Hearst)
Hôpital régional de Sudbury Regional Hospital
Hornepayne Community Hospital
Hospital for Sick Children
Hôtel-Dieu Grace Hospital
Hôtel-Dieu Hospital, Cornwall
Humber River Regional Hospital
James Bay General Hospital
Joseph Brant Memorial Hospital Corporation
Kemptville District Hospital
Kingston General Hospital
Kirkland and District Hospital
Lady Dunn Health Centre
Lady Minto Hospital at Cochrane
Lake of the Woods District Hospital
Lakeridge Health Corporation
Leamington District Memorial Hospital
Lennox and Addington County General Hospital
Listowel Memorial Hospital

Province of Ontario Schedule 8: Government Organizations
Public Hospitals – Ministry of Health and Long-Term Care (cont’d)
London Health Sciences Centre
Manitoulin Health Centre
Manitouwadge General Hospital
Markham Stouffville Hospital
Mattawa General Hospital
McCausland Hospital
Mount Sinai Hospital
Muskoka Algonquin Healthcare
Niagara Health System
Nipigon District Memorial Hospital
Norfolk General Hospital
North Bay General Hospital
North Wellington Health Care Corporation
North York General Hospital
Northumberland Hills Hospital
Orillia Soldiers' Memorial Hospital
Ottawa Hospital
Pembroke Regional Hospital Inc.
Penetanguishene General Hospital Inc.
Perth and Smiths Falls District Hospital
Peterborough Regional Health Centre
Providence Care Centre (Kingston)
Providence Healthcare
Queensway-Carleton Hospital
Quinte Healthcare Corporation
Red Lake Margaret Cochenour Memorial Hospital Corporation
Religious Hospitallers of St. Joseph of the Hôtel Dieu of Kingston
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines
Renfrew Victoria Hospital
Riverside Health Care Facilities Inc.
Ross Memorial Hospital
Rouge Valley Health System
Royal Victoria Hospital of Barrie Inc.
Runnymede Healthcare Centre
Salvation Army Toronto Grace Hospital
Sault Area Hospital
Scarborough Hospital
Seaforth Community Hospital
Sensenbrenner Hospital
Services de santé de Chapleau Health Services
Sioux Lookout Meno-Ya-Win Health Centre
Smooth Rock Falls Hospital
South Bruce Grey Health Centre

South Huron Hospital Association
Southlake Regional Health Centre
St. Francis Memorial Hospital
St. John's Rehabilitation Hospital
St. Joseph's Care Group
St. Joseph’s Continuing Care Centre of Sudbury
St. Joseph's General Hospital, Elliot Lake
St. Joseph's Health Care, London
St. Joseph's Health Centre (Guelph)
St. Joseph's Health Centre (Toronto)
St. Joseph's Healthcare Hamilton
St. Mary's General Hospital
St. Mary’s Memorial Hospital
St. Michael's Hospital
St. Thomas - Elgin General Hospital
Stevenson Memorial Hospital
Stratford General Hospital
Strathroy Middlesex General Hospital
Sunnybrook Health Sciences Centre
Temiskaming Hospital
Thunder Bay Regional Health Sciences Centre
Tillsonburg District Memorial Hospital
Timmins and District Hospital
Toronto East General Hospital
Toronto Rehabilitation Institute
Trillium Health Centre
University Health Network
University of Ottawa Heart Institute
Weeneebayko Area Health Authority
West Haldimand General Hospital
West Lincoln Memorial Hospital
West Nipissing General Hospital
West Park Healthcare Centre
West Parry Sound Health Centre
William Osler Health System
Wilson Memorial General Hospital
Winchester District Memorial Hospital
Windsor Regional Hospital
Wingham and District Hospital
Women’s College Hospital
Woodstock General Hospital Trust
York Central Hospital

Province of Ontario Schedule 8: Government Organizations
Specialty Psychiatric Hospitals – Ministry of Health and Long-Term Care
Centre for Addiction and Mental Health Mental Health Centre Penetanguishene Northeast Mental Health Centre	Ontario Shores Centre for Mental Health Sciences Royal Ottawa Health Care Group
School Boards – Ministry of Education
Algoma District School Board
Algonquin and Lakeshore Catholic District School Board
Avon Maitland District School Board
Bloorview MacMillan School Authority
Bluewater District School Board
Brant Haldimand Norfolk Catholic District School Board
Bruce-Grey Catholic District School Board
Campbell Children's School Authority
Catholic District School Board of Eastern Ontario
Conseil des écoles publiques de l’Est de l’Ontario
Conseil scolaire de district catholique Centre-Sud
Conseil scolaire de district catholique de l'Est ontarien
Conseil scolaire de district catholique des Aurores boréales
Conseil scolaire de district catholique des Grandes Rivieres
Conseil scolaire de district catholique du Centre-Est de l'Ontario
Conseil scolaire de district catholique du Nouvel-Ontario
Conseil scolaire de district catholique Franco-Nord
Conseil scolaire de district des écoles catholiques du Sud-Ouest
Conseil scolaire de district du Centre Sud-Ouest
Conseil scolaire de district du Grand Nord de l'Ontario
Conseil scolaire de district du Nord-Est de l'Ontario
District School Board of Niagara
District School Board Ontario North East
Dufferin-Peel Catholic District School Board
Durham Catholic District School Board
Durham District School Board
Grand Erie District School Board
Greater Essex County District School Board
Halton Catholic District School Board
Halton District School Board
Hamilton-Wentworth Catholic District School Board
Hamilton-Wentworth District School Board
Hastings and Prince Edward District School Board
Huron-Perth Catholic District School Board
Huron-Superior Catholic District School Board
James Bay Lowlands Secondary School Board
John McGivney Children’s Centre School Authority
Kawartha Pine Ridge District School Board
Keewatin-Patricia District School Board
Kenora Catholic District School Board
KidsAbility School Authority

Lakehead District School Board
Lambton Kent District School Board
Limestone District School Board
London District Catholic School Board
Moose Factory Island District School Area Board
Moosonee District School Area Board
Near North District School Board
Niagara Catholic District School Board
Niagara Peninsula Children's Centre School Authority
Nipissing-Parry Sound Catholic District School Board
Northeastern Catholic District School Board
Northwest Catholic District School Board
Ottawa Catholic District School Board
Ottawa Children's Treatment Centre School Authority
Ottawa-Carleton District School Board
Peel District School Board
Penetanguishene Protestant Separate School Board
Peterborough Victoria Northumberland and
Clarington Catholic District School Board
Rainbow District School Board
Rainy River District School Board
Renfrew County Catholic District School Board
Renfrew County District School Board
Simcoe County District School Board
Simcoe Muskoka Catholic District School Board
St. Clair Catholic District School Board
Sudbury Catholic District School Board
Superior North Catholic District School Board
Superior-Greenstone District School Board
Thames Valley District School Board
Thunder Bay Catholic District School Board
Toronto Catholic District School Board
Toronto District School Board
Trillium Lakelands District School Board
Upper Canada District School Board
Upper Grand District School Board
Waterloo Catholic District School Board
Waterloo Region District School Board
Wellington Catholic District School Board
Windsor-Essex Catholic District School Board

Province of Ontario Schedule 8: Government Organizations
School Boards – Ministry of Education (cont’d)
York Catholic District School Board	York Region District School Board
Colleges – Ministry of Training, Colleges and Universities
Algonquin College of Applied Arts and Technology
Cambrian College of Applied Arts and Technology
Canadore College of Applied Arts and Technology
Centennial College of Applied Arts and Technology
College Boréal d’arts appliqués et de technologie
College d’arts appliqués et de technologie La Cité collégiale
Conestoga College Institute of Technology and Advanced Learning
Confederation College of Applied Arts and Technology
Durham College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology
George Brown College of Applied Arts and Technology
Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning
Lambton College of Applied Arts and Technology
Loyalist College of Applied Arts and Technology
Mohawk College of Applied Arts and Technology
Niagara College of Applied Arts and Technology
Northern College of Applied Arts and Technology
Sault College of Applied Arts and Technology
Seneca College of Applied Arts and Technology
Sheridan College Institute of Technology and Advanced Learning
Sir Sandford Fleming College of Applied Arts and Technology
St. Clair College of Applied Arts and Technology
St. Lawrence College of Applied Arts and Technology

Province of Ontario Schedule 9: Government Business Enterprises Summary financial information of Government Business Enterprises is provided below.
For the year ended March 31, 2011 ($ Millions)	Hydro One Inc.	Liquor Control Board of Ontario	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total
Assets
Cash and Temporary Investments	154	222	513	407	1,296
Accounts Receivable	1,037	25	67	231	1,360
Inventories	22	374	22	799	1,217
Prepaid Expenses	–	27	26	53	106
Long-Term Investments	250	–	–	–	250
Fixed Assets	14,413	298	2,407	13,706	30,824
Other Assets	1,753	–	28	15,010	16,791
Total Assets	17,629	946	3,063	30,206	51,844
Liabilities
Bank Indebtedness	26	–	–	–	26
Accounts Payable	974	482	436	1,278	3,170
Deferred Revenue	–	–	26	170	196
Long-Term Debt	7,820	72	142	4,228	12,262
Other Liabilities	2,648	–	23	15,950	18,621
Total Liabilities	11,468	554	627	21,626	34,275
Net Assets	6,161	392	2,436	8,580	17,569
Revenue	5,265	4,577	6,757	5,200	21,799
Expenses	4,631	3,015	4,801	4,786	17,233
Net Income (Loss)	6341	1,562	1,956	4141	4,566
Net Assets at Beginning of Year 2	5,584	380	2,547	7,771	16,282
Increase in Fair Value of Ontario Nuclear Funds (Note 11)	–	–	–	395	395
Remittances (to) Consolidated Revenue Fund	(57)	(1,550)	(2,067)	–	(3,674)
Net Assets	6,161	392	2,436	8,580	17,569
1Existing policy and practice is to have the hydro sector's net income remain in the hydro sector to pay down the debt of Ontario Electricity Financial Corporation, an agency of the Province responsible for managing the stranded debt and other liabilities of the former Ontario Hydro.
2Algonquin Forestry Authority, Niagara Parks Commission and Ontario Clean Water Agency no longer meet the criteria for classification as government business enterprises (see Schedule 8).

Province of Ontario Schedule 9: Government Business Enterprises

Hydro One Inc.

The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers’ Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario Schedule 10: Broader Public Sector Organizations Summary financial information of Broader Public Sector Organizations is provided below.
For the year ended March 31, 2011 ($ Millions)	Hospitals	School Boards	Colleges	Total
Expense
Salaries, Wages and Benefits	16,004	17,170	2,062	35,236
Amortization Expense	1,199	794	188	2,181
Interest Expense1	76	421	28	525
Other Expense	6,001	3,430	1,035	10,466
Fees, Donations and Other Recoveries	(3,565)	(1,285)	(1,624)	(6,474)
Total Sector Expense	19,715	20,530	1,689	41,934
Transfers from the Province	(21,203)	(21,372)	(2,032)	(44,607)
School Board One-Time Capital Debt Support Grant2	–	(7,732)	–	(7,732)
Impact on Provincial Expense – (Decrease)	(1,488)	(8,574)	(343)	(10,405)
1Interest revenue is netted with Interest expense.
2A one-time capital debt support grant of $7.7 billion was accrued to the School Boards due to a policy change from funding capital debt service obligations to funding in-year capital expenditures.  As a result, the Province recognized its existing obligation to fund the School Boards’ past capital expenditures under current capital programs.  On consolidation, there is no impact on the Province's finances.

Province of Ontario Schedule 11: Tangible Capital Assets
	Cost
As at March 31, 2011 ($ Millions)	Opening Balance	Additions and Valuation Adjustments1	Disposals	Closing Balance
Land	8,765	836	16	9,585
Buildings	49,642	5,416	240	54,818
Transportation Infrastructure	20,145	2,801	–	22,946
Machinery and Equipment	9,378	767	181	9,964
Information Technology	2,554	266	149	2,671
Other	4,083	752	70	4,765
Total	94,567	10,838	656	104,749
1Includes write-downs and other consolidation adjustments.

Province of Ontario Schedule 11: Tangible Capital Assets (cont’d)
Accumulated Amortization					Net Book Value
As at March 31, 2011 ($ Millions)	Opening Balance	Additions and Valuation Adjustments	Disposals	Closing Balance	2011	2010
Land	–	–	–	–	9,585	8,765
Buildings	13,866	1,399	153	15,112	39,706	35,776
Transportation Infrastructure	7,764	777	1	8,540	14,406	12,381
Machinery and Equipment	7,066	694	174	7,586	2,378	2,312
Information Technology	1,669	295	145	1,819	852	885
Other	1,570	247	63	1,754	3,011	2,513
Total	31,935	3,412	536	34,811	69,938	62,632

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2010–11 Public Accounts. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited consolidated financial statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Broader Public Sector (BPS): public hospitals, special psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Cash and Cash Equivalents: cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s consolidated financial statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing, and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, that will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity, or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract in which one party pays a fixed interest rate and receives a floating interest rate.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period of time such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap.  Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not

●	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
●	expect to be repaid, as would be expected in a loan; or
●	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: www.fin.gov.on.ca.